Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
dated as of June 28, 2007
by and among
infoUSA Inc.,
Knickerbocker Acquisition Corp.
and
Guideline, Inc.

TABLE OF CONTENTS

ARTICLE 1	THE OFFER	2
1.1	The Offer	2
1.2	Parent and Purchaser’s Obligations with Respect to the Offer	3
1.3	The Company’s Obligations with Respect to the Offer	3
ARTICLE 2	THE MERGER	4
2.1	The Merger	4
2.2	Effects of the Merger	5
2.3	Certificate of Incorporation and Bylaws of the Surviving Corporation	5
2.4	Directors	5
2.5	Officers	5
2.6	Effect on Shares of Capital Stock	6
2.7	Options; Stock Option Plans	7
2.8	Warrants	7
2.9	Payment for Shares in the Merger	8
2.10	Withholdings	10
2.11	Additional Actions	10
ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	10
3.1	Organization and Standing	10
3.2	Subsidiaries	11
3.3	Corporate Power and Authority	12
3.4	Capitalization of the Company	12
3.5	Conflicts; Consents and Approvals	13
3.6	Absence of Certain Changes	13
3.7	Company SEC Documents	14
3.8	Taxes	15
3.9	Compliance with Law	16
3.10	Intellectual Property	17
3.11	Title to and Condition of Properties	19
3.12	Litigation	19
3.13	Brokerage and Finder’s Fees; Expenses	19
3.14	Employee Benefit Plans	19
3.15	Contracts	22
3.16	Labor Matters	23

3.17	Undisclosed Liabilities	23
3.18	Operation of the Company’s Business; Relationships	24
3.19	Permits; Compliance	24
3.20	Environmental Matters	24
3.21	Opinion of Financial Advisor	25
3.22	Board Approval	25
3.23	Vote Required	25
3.24	Insurance	25
3.25	Company IT	26
ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	26
4.1	Organization and Qualification	26
4.2	Authority Relative to this Agreement	26
4.3	No Violation; Required Filings and Consents	27
4.4	Brokers	27
4.5	Proxy Statement	27
4.6	Offer Documents	27
4.7	Financing	28
4.8	Legal Proceedings	28
ARTICLE 5	COVENANTS	28
5.1	Interim Operations	28
5.2	Merger Without a Shareholder Meeting; Preparation of the Proxy Statement; Shareholder Meeting	31
5.3	Filings and Consents	32
5.4	Access to Information	32
5.5	Notification of Certain Matters	33
5.6	Public Announcements	33
5.7	Indemnification; Directors’ and Officers’ Insurance	33
5.8	Further Assurances; Reasonable Efforts	35
5.9	Company SEC Documents	35
5.10	No Solicitation	35
5.11	Deregistration	38
5.12	Option to Acquire Additional Shares	38
5.13	Directors	40
5.14	Employee Benefits	41
ARTICLE 6	CONDITIONS TO CONSUMMATION OF THE MERGER	42

ii

6.1	Conditions to the Obligations of Each Party	42
ARTICLE 7	TERMINATION	42
7.1	Termination by Mutual Consent	42
7.2	Termination by Purchaser, Parent or the Company	42
7.3	Termination by the Company	43
7.4	Termination by Purchaser or Parent	43
7.5	Payment of Fees and Expenses	44
7.6	Effect of Termination	45
ARTICLE 8	MISCELLANEOUS	46
8.1	Third-Party Beneficiaries	46
8.2	No Survival	46
8.3	Modification or Amendment	46
8.4	Entire Agreement; Assignment	46
8.5	Validity	46
8.6	Notices	46
8.7	Governing Law	47
8.8	Descriptive Headings	48
8.9	Counterparts	48
8.10	Certain Definitions	48
8.11	Extension; Waiver	48
8.12	Severability	49
8.13	Submission to Jurisdiction; Waiver of Jury Trial	49

iii

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 28, 2007, is entered into by and among infoUSA Inc., a Delaware corporation (“Parent”), Knickerbocker Acquisition Corp., a New York corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Guideline, Inc., a New York corporation (the “Company”).
RECITALS
     A. The respective boards of directors of Parent, Purchaser and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;
     B. In furtherance of such acquisition, Parent proposes to cause Purchaser to make a tender offer to purchase (i) all of the outstanding shares of Common Stock, par value $0.0001 per share, of the Company at a purchase price of $1.35 per share, without interest or accrued dividends, and (ii) all of the outstanding shares of Series A Preferred Stock, par value $0.0001 per share, of the Company at a purchase price of $1.50 per share plus accrued dividends thereon through the date of purchase of such shares in the tender offer, in each case, net to seller and subject to the conditions set forth in this Agreement;
     C. In furtherance of such acquisition, the respective boards of directors of Parent, Purchaser and the Company have approved the merger of Purchaser with and into the Company following the consummation of the above-described tender offer, on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of the Company’s Common Stock not owned by the Company, Parent, or Purchaser, or with respect to which the holder thereof has not properly asserted appraisal rights under the New York Business Corporation Law (“NYBCL”), shall be converted into the right to receive $1.35 in cash, and (ii) each issued and outstanding share of the Company’s Series A Preferred Stock not owned by Company, Parent, or Purchaser, or with respect to which the holder thereof has not properly asserted appraisal rights under the NYBCL, shall be converted into the right to receive $1.50 in cash plus accrued dividends thereon through the date of cancellation of such shares in the merger; and
     D. To induce Parent and Purchaser to enter into this Agreement, certain shareholders of the Company have executed shareholder support agreements with Parent contemporaneously herewith.
AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and the covenants set forth herein, and for other good and valuable consideration, the parties agree as follows:

ARTICLE 1
THE OFFER
     1.1 The Offer.
          (a) Provided that none of the events set forth in Annex A hereto shall have occurred and be continuing, as promptly as practicable and in any event within fifteen (15) Business Days of the date of this Agreement, Parent shall cause Purchaser to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), an offer to purchase (the “Offer”) (i) all outstanding shares of Common Stock of the Company, par value $0.0001 per share (the “Common Shares”) at a price of $1.35 per share, without any interest or accrued dividends, net to the seller in cash (the “Common Share Offer Consideration”), and (ii) all outstanding shares of Series A Preferred Stock of the Company, par value $0.0001 per share (the “Preferred Shares” and, along with the Common Shares, the “Shares”) at a price of $1.50 per share plus accrued dividends thereon through the date of purchase of the Preferred Shares in the Offer, but without interest, net to the seller in cash (the “Preferred Share Offer Consideration” and, along with the Common Share Offer Consideration, the “Offer Consideration”). For purposes of this Agreement, “Business Day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time. The obligations of Purchaser to commence the Offer, consummate the Offer, accept for payment and pay for Shares validly tendered in the Offer and not withdrawn shall be subject to those conditions set forth on Annex A hereto.
          (b) Purchaser expressly reserves the right, subject to compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to amend or waive any terms of the Offer in its sole discretion, except that, without the prior written consent of the Company, Purchaser shall not (and Parent shall not cause Purchaser to) (i) decrease the Offer Consideration or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) amend, modify or change the conditions to the Offer set forth in Annex A hereto in a manner adverse to the holders of Shares, (iii) impose conditions to the Offer in addition to those set forth in Annex A, (iv) waive the Minimum Condition, or (v) extend or otherwise change the expiration date of the Offer (except as set forth in this Section 1.1(b)). The initial expiration date of the Offer shall be twenty (20) Business Days from the commencement of the Offer (determined in accordance with Rules 14d-1(g)(3) and 14d-2 under the Exchange Act). Purchaser may extend the Offer (x) for successive extension periods not in excess of fifteen (15) Business Days in the aggregate if, at the scheduled expiration date of the Offer or any extension thereof, any of the conditions to the Offer shall not have been satisfied, until such time as such conditions are satisfied or waived, and (y) if and to the extent required by the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Subject to the terms of the Offer and this Agreement and the satisfaction (or waiver, to the extent permitted by this Agreement) of the conditions to the Offer, Purchaser shall accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the applicable expiration date of the Offer and shall pay for all such Shares promptly after acceptance. Notwithstanding any other provision of this Agreement, the Offer shall terminate upon termination of this Agreement pursuant to Article 7.

          (c) Subject to Purchaser’s compliance with Rule 14d-11 under the Exchange Act, after the acceptance for payment, and payment for, all Shares validly tendered and not withdrawn pursuant to the Offer on the expiration date of the Offer, as determined in accordance with Section 1.1(b) above, Purchaser may extend the Offer for a further period of time, by means of a subsequent offering period under Rule 14d-11 under the Exchange Act, of not more than twenty (20) Business Days so that on or prior to the expiration of such subsequent offering period, Purchaser shall have accepted for payment and paid for a number of Shares, which together with any Shares then owned by Parent and Purchaser, represents at least ninety percent (90%) of the Common Shares on a Fully Diluted Basis and ninety percent (90%) of the issued and outstanding Preferred Shares.
     1.2 Parent and Purchaser’s Obligations with Respect to the Offer. On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO promulgated under Section 14(d)(1) of the Exchange Act (the “Schedule TO”) with respect to the Offer which shall contain the offer to purchase and related letter of transmittal and other ancillary Offer documents and instruments pursuant to which the Offer shall be made (collectively, with any supplements or amendments thereto, the “Offer Documents”), which shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other Laws, and which shall conform in all material respects with the requirements of the Exchange Act and any other Laws. For purposes of this Agreement, “Laws” shall mean any federal, state, local or non-U.S. law, statue, code, ordinance, regulation, code, order, judgment, writ, injunction, decision, ruling or decree promulgated by any Governmental Authority. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC. The Parent and Purchaser shall deliver a copy of the Schedule TO to the Company at its principal executive office and shall mail the Offer Documents to the holders of Shares. In conducting the Offer, Parent and Purchaser shall comply in all material respects with the provisions of the Exchange Act and any other Law. Without limiting the foregoing, at the times the Offer Documents are filed with the SEC, sent to the shareholders of the Company and Shares are purchased pursuant to the Offer, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Purchaser make no representations or warranties with respect to any information supplied by the Company or its representatives that is contained in or incorporated by reference in the Offer Documents. Parent, Purchaser and the Company each agree promptly to correct any information provided by them for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Purchaser further agrees to take all lawful action necessary to cause the Offer Documents as so corrected to be filed promptly with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by Law.
     1.3 The Company’s Obligations with Respect to the Offer. The Company hereby consents to the Offer and agrees to file with the SEC within one (1) Business Day of the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing the recommendation of the Board of Directors of the Company (the “Company

Board”) in favor of the acceptance of the Offer and the approval of the Merger Agreement and the Merger by the shareholders of the Company (the “Company Board Recommendation”) and otherwise complying with Rule 14d-9 under the Exchange Act. The Schedule 14D-9 shall comply in all material respects with the Exchange Act and any other Law and shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other Law. Parent and Purchaser and their counsel shall be given an opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC. At the times the Schedule 14D-9 is filed with the SEC, given to the shareholders of the Company and Shares are purchased pursuant to the Offer, the Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representations or warranties with respect to any information supplied by Parent or Purchaser or any of their respective representatives that is contained in or incorporated by reference in the Schedule 14D-9. Parent, Purchaser and the Company each agree promptly to correct any information provided by them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all lawful action necessary to cause the Schedule 14D-9 as so corrected to be filed promptly with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by Law. In connection with the Offer, the Company shall promptly furnish, or cause its transfer agent to furnish, Parent with mailing labels, security position listings and all available listings or computer files containing the names and addresses of the record holders of the Shares as of the latest practicable date and shall furnish, or cause its transfer agent to furnish, Parent with such information and assistance (including updated lists of shareholders, mailing labels and lists of security positions) as Parent or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of Law, and except for such actions as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Purchaser and each of their Affiliates and representatives shall hold in confidence the information contained in such labels and lists, shall use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated, in accordance with its terms, shall deliver promptly to the Company all copies of such information then in their possession or under their control.
ARTICLE 2
THE MERGER
     2.1 The Merger.
          (a) Subject to the conditions contained in this Agreement, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, Minnesota 55402, as promptly as practicable but in no event later than the third (3rd) Business Day following the satisfaction (or waiver if permissible) of the conditions set forth in Article 6 (other than those conditions that by their terms will be satisfied at the Closing), or (ii) at such other place and time and/or on such other date as the Company and Purchaser may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”
          (b) On the Closing Date, the Company and Purchaser shall cause a Certificate of Merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed, in the manner required by the NYBCL, with the Secretary of State of the State of New York, and the parties shall take such other and further actions as may be required by Law to make the Merger effective. The date and time the Merger becomes effective in accordance with Law is referred to herein as the “Effective Time.” At the Effective Time, subject to the terms and conditions of this Agreement and in accordance with the provisions of the NYBCL, Purchaser shall be merged (the “Merger”) with and into the Company. Following the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of New York.
     2.2 Effects of the Merger. The Merger shall have the effects set forth herein, in the Certificate of Merger and in the NYBCL. Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.
     2.3 Certificate of Incorporation and Bylaws of the Surviving Corporation.
          (a) The Certificate of Incorporation of the Surviving Corporation shall be amended in their entirety to read as the Certificate of Incorporation of Purchaser in effect at the Effective Time until amended in accordance with applicable Law; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: “The name of the Corporation is Guideline, Inc.” and such Certificate of Incorporation shall contain indemnification provisions consistent with the obligations set forth in Section 5.7.
          (b) The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until amended in accordance with the provisions thereof and hereof and applicable Law.
     2.4 Directors. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable Law and the Surviving Corporation’s Certificate of Incorporation and Bylaws.
     2.5 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.6 Effect on Shares of Capital Stock.
          (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares, the Company or Purchaser:
               (i) Each Common Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares and (ii) those Common Shares to be cancelled pursuant to Section 2.6(b)) shall be cancelled and extinguished and converted into the right to receive the Common Share Offer Consideration in cash (the “Common Share Merger Consideration”), payable to the holder thereof, without interest or dividends thereon, less any applicable withholding of taxes, in the manner provided in Section 2.9; and
               (ii) Each Preferred Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares and (ii) those Preferred Shares to be cancelled pursuant to Section 2.6(b)) shall be cancelled and extinguished and converted into the right to receive the Preferred Share Offer Consideration, plus all dividends accrued thereon through the Closing Date, but without interest (the “Preferred Share Merger Consideration” and, along with the Common Share Merger Consideration, the “Merger Consideration”), payable to the holder thereof, in either case payable in cash less any applicable withholding of taxes, in the manner provided in Section 2.9.
All such Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and each holder of a certificate or certificates representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the consideration described in this Section 2.6(a).
          (b) As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares, the Company or Purchaser, each Share that is owned by the Company or any wholly-owned subsidiary as treasury stock or otherwise or owned by Purchaser or Parent immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
          (c) As of the Effective Time, each share of common stock, par value $1.00 per share, of Purchaser (“Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, the Company or Purchaser, be converted into one (1) validly issued, fully paid and non-assessable share of common stock, par value $1.00 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”). Each certificate that, immediately prior to the Effective Time, represented issued and outstanding shares of Purchaser Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the shares of Surviving Corporation Common Stock into which such shares have been converted pursuant to the terms hereof; provided, however, that the record holder thereof shall receive, upon surrender of any such certificate, a certificate representing the shares of Surviving Corporation Common Stock into which the shares of Purchaser Common Stock formerly represented thereby shall have been converted pursuant to the terms hereof.

          (d) Notwithstanding anything in this Agreement to the contrary, any Shares issued and outstanding immediately prior to the Effective Time and held by a holder (a “Dissenting Shareholder”) who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such Common Shares in accordance with the NYBCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration at the Effective Time in accordance with Section 2.6(a) hereof, but shall represent and become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the laws of the State of New York, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the NYBCL. If, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal, such former Dissenting Shares held by such holder shall be treated as if they had been converted as of the Effective Time into a right to receive, upon surrender as provided above, the applicable Merger Consideration, without any interest or dividends thereon, in accordance with Section 2.6(a). The Company shall give Parent and Purchaser prompt notice of any demands received by the Company for appraisal of Shares, withdrawals of such demands and any other instruments served pursuant to the NYBCL and received by the Company. Parent shall have the right to direct all negotiations and proceedings with respect to such demands, and the Company shall not voluntarily make any payment with respect to any demands for payment and shall not, except with the prior written consent of Parent and Purchaser, settle or offer to settle any such demands.
     2.7 Options; Stock Option Plans. Immediately prior to the Effective Time, each outstanding unexercised option to purchase Common Shares, whether or not then vested or fully exercisable, granted on or prior to the date hereof (an “Option”), shall become immediately vested and exercisable in full, and at the Effective Time, all Options then-outstanding shall be cancelled, in each case, in accordance with and pursuant to the terms under which such Options were granted. In consideration of such cancellation, each holder of an Option cancelled in accordance with this Section 2.7 will be entitled to receive in settlement of such Option promptly following the Effective Time, a cash payment from the Company, subject to any required withholding of taxes, equal to the product of (i) the total number of Common Shares otherwise issuable upon exercise of such Option and (ii) the excess, if any, of the Common Share Merger Consideration over the exercise price per Common Share of such Option (such product, the “Option Consideration”); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. The Company Board agrees to take all actions necessary to fully accelerate the vesting schedule of all Options issued under the Company’s Stock Option Plans and, subject to the foregoing terms and conditions, to cause such Options to terminate as of the Effective Time. Additionally, the Company agrees to terminate the Company’s 1996 Stock Option Plan and 2003 Stock Incentive Plan (collectively, the “Stock Option Plans”) as of the Effective Time.
     2.8 Warrants. From and after the Effective Time, each outstanding right to purchase Shares other than the Options and the Top-Up Option (“Warrants”) shall represent only the right to acquire and receive, upon exercise thereof in accordance with its terms, the Merger Consideration payable in respect of the number of shares of Common Stock issuable upon exercise of the Warrant immediately prior to the Effective Time.

     2.9 Payment for Shares in the Merger.
          (a) Prior to the Effective Time, Parent and Purchaser shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange and paying agent, registrar and transfer agent (the “Agent”) for the purpose of payment of the Merger Consideration payable pursuant to Section 2.6 above with respect to certificates representing, immediately prior to the Effective Time, Shares, surrendered after the Effective Time by the holders thereof. Prior to the Effective Time, Parent or Purchaser shall deposit, or shall otherwise take all steps necessary to cause to be deposited, in trust with the Agent for the benefit of the holders of Shares, cash in an aggregate amount equal to the sum of (i) the product of (A) the number of Common Shares issued and outstanding immediately prior to the Effective Time and entitled to receive the Common Share Merger Consideration in accordance with Section 2.6(a), and (B) the Common Share Merger Consideration, plus (ii) the product of (A) the number of Preferred Shares issued and outstanding immediately prior to the Effective Time and entitled to receive the Preferred Share Merger Consideration in accordance with Section 2.6(a), and (B) the Preferred Share Merger Consideration (such amount is collectively referred to herein as the “Payment Fund”). The Agent shall, pursuant to instructions provided by Parent or Purchaser, make the payments provided for in Section 2.6 of this Agreement out of the Payment Fund. The Payment Fund may be invested by the Agent, as directed by the Purchaser, in (i) obligations of or guaranteed by the United States, (ii) commercial paper rated A-1, P-1 or A-2, P-2, and (iii) certificates of deposit, bank repurchase agreements and bankers acceptances of any bank or trust company organized under federal Laws or the Laws of any state of the United States or the District of Columbia that has capital, surplus or undivided profits of at least $500,000,000 or in money market funds which are invested substantially in such investments. Any net earnings with respect thereto shall be paid to Purchaser or, following the Effective Time, to the Surviving Corporation. The Payment Fund shall not be used for any other purpose except as provided in this Agreement.
          (b) Promptly after the Effective Time, the Surviving Corporation shall cause the Agent to mail to each record holder of certificates (the “Certificates”) that immediately prior to the Effective Time represented Shares (i) a notice of the effectiveness of the Merger, (ii) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Agent, and (iii) instructions for surrendering such Certificates and receiving the Merger Consideration, in respect thereof.
          (c) Promptly following the surrender to the Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive, in exchange therefor, (i) in the case of Common Shares (other than Common Shares to be cancelled pursuant to Section 2.6(b)), cash in an amount equal to the product of (A) the number of Common Shares formerly represented by such Certificate, and (B) the Common Share Merger Consideration, and (ii) in the case of Preferred Shares (other than Preferred Shares to be cancelled pursuant to Section 2.6(b)), cash in an amount equal to the product of (A) the number of Preferred Shares formerly represented by such Certificate, and (B) the Preferred Share Merger Consideration, all of which amounts shall be paid by Agent by check. No interest or dividends shall be paid or accrued on the consideration payable upon the surrender of any Certificate. If the consideration provided for herein is to be delivered in the name of a party other than the party in whose name the Certificate surrendered is registered, it shall be a condition of such delivery that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that such party establishes to the satisfaction of Parent and the Surviving Corporation that such transfer would not violate any applicable federal or state securities Laws, and that the party requesting such delivery shall pay any transfer or other taxes required by reason of such delivery to a party other than the registered holder of the Certificate, or that such party shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.09(c), each Certificate (other than Certificates representing Dissenting Shares or Shares to be cancelled pursuant to Section 2.6(b)) shall represent, for all purposes, only the right to receive the payment of the amount of cash described in this Section 2.9(c).
          (d) The consideration issued upon the surrender of Certificates in accordance with this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to the Shares formerly represented thereby. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article 2.
          (e) Any portion of the Payment Fund that remains unclaimed at the one (1) year anniversary of the Closing Date shall be returned to the Surviving Corporation, upon demand, and any former shareholders of the Company who have not theretofore complied with this Article 2 shall, subject to Section 2.9(f), thereafter look only to the Surviving Corporation as a general unsecured creditor for payment of any Merger Consideration, without any interest or dividends thereon, that may be payable with respect to Shares held by such shareholder.
          (f) None of Parent, the Surviving Corporation or Agent shall be liable to a holder of Certificates or any other person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been surrendered prior to the date the amounts payable with respect thereto would otherwise escheat to or become the property of any Governmental Authority, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.
          (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance acceptable to the Surviving Corporation and the Agent) of that fact by the person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed, the Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement; provided, however, the Agent and Parent may, in their discretion, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as they may reasonably direct as indemnity against any claim that may be made against the Agent or Parent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     2.10 Withholdings. Parent, the Surviving Corporation or the Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Options such amounts as Parent, the Surviving Corporation or Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Agent, such withheld amounts shall be treated for all purposes under this Agreement as having been paid to the holder of the Shares or Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Agent.
     2.11 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances in Law or any other acts are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or Purchaser, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in Law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation, and the officers and directors of the Surviving Corporation are authorized in the name of the Company to take any and all such action.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth by the Company in the applicable Schedule of the disclosure schedule delivered to Parent by the Company prior to the execution of this Agreement (the “Company Disclosure Schedule”), or any other Schedule of the Company Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of the Company Disclosure Schedule is also applicable to the Section of this Agreement in question) or in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 or Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as amended on April 30, 2007, each as filed with the SEC (including any schedules and exhibits thereto) (collectively, “Previously Disclosed”), the Company hereby represents and warrants to Parent and Purchaser as follows:
     3.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of New York with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Except as set forth on Schedule 3.1 of the Company Disclosure Schedule, each of the Subsidiaries of the Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. The Company and each Subsidiary of the Company is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect . The Company is not in default in the performance, observance or fulfillment of any provision of its Certificate of Incorporation or its Bylaws, each as in effect on the date hereof (the “Company Articles” and the “Company Bylaws”, respectively), and no Subsidiary of the Company is in material default in the performance, observance or fulfillment of any provision of its Certificate of Incorporation or bylaws (or comparable organizational documents). The Company has heretofore furnished to Parent a complete and correct copy of the Company Articles and the Company Bylaws, as well as complete and correct copies of the Certificate of Incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries.
     A “Company Material Adverse Effect” means any event, change or effect that, individually or in the aggregate with other events, changes or effects, (i) would have or would reasonably be expected to have a material and adverse effect on the business, assets, liabilities, results of operations or, financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent or prohibit the Company from consummating the Offer and the Merger; provided, however, that a Company Material Adverse Effect shall not include any event, change or effect directly or indirectly arising out of or attributable to (s) any changes in the market price or trading volume of Common Shares, (t) any changes in the general economy, financial market or political conditions in the United States or global economy as a whole, (u) economic or regulatory conditions in the industry or industries in which the Company or any of its Subsidiaries operates to the extent that it does not disproportionately affect the Company and its Subsidiaries, taken as a whole, (v) the public announcement of, or the public or industry knowledge relating to, the execution of this Agreement and the transactions contemplated hereby (including, without limitation, actual or threatened actions or inactions of employees, customers or vendors), (w) changes in GAAP or changes in the interpretation thereof, (x) the existence of, or the taking of any action required or permitted by, this Agreement, or the taking of any action by the Company that has been approved in writing by Parent or (y) any changes, events or conditions relating to any act of terrorism, war, national or international calamity or any similar event.
     3.2 Subsidiaries. Schedule 3.2 of the Company Disclosure Schedule sets forth (i) a complete and accurate list of all direct and indirect subsidiaries of the Company, and (ii) the Company’s percentage ownership of the voting securities thereof, as well as a complete and accurate list of all equity or other ownership interests in any other entities. The Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any entity or enterprise that is not wholly-owned by the Company. Except as set forth in Schedule 3.2 of the Company Disclosure Schedule, the Company owns directly or indirectly all of the outstanding shares of capital stock (or other ownership interests having by their terms voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of the Company’s Subsidiaries, free and clear of all liens, pledges, security interests, claims or other encumbrances. Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any capital stock or other securities of any Subsidiary of the Company, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock or other securities of any Subsidiary of the Company, and neither the Company nor any Subsidiary of the Company has any obligation of any kind to issue any additional shares of capital stock or other securities of any Subsidiary of the Company or to pay for or repurchase any shares of capital stock or other securities of any Subsidiary of the Company.
     3.3 Corporate Power and Authority. The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger, subject to approval of this Agreement and the Merger by the shareholders of the Company. The execution, delivery and performance of the Merger Agreement by the Company have been duly and validly authorized by all necessary corporate action on the part of the Company, other than, if applicable, the approval of this Agreement by the holders of sixty-six and two-thirds percent (66-2/3%) of the Shares entitled to vote in accordance with the NYBCL and the Company Articles and the Company Bylaws, voting as a single class and on an as-converted basis (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Purchaser, constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) rules of law governing specific performance and injunctive and other forms of equitable relief.
     3.4 Capitalization of the Company. The authorized capital stock of the Company consists solely of (a) 100,000,000 shares of common stock, par value $0.0001 per share, of which 21,165,145 shares were issued and outstanding as of the date of this Agreement, and (b) 2,000,000 shares of preferred stock, par value $0.0001 per share, 500,000 shares of which have been designated as Series A Preferred Stock, 333,333 of which were issued and outstanding as of the date of this Agreement. As of the date of this Agreement, (i) 1,086,712 Common Shares were reserved for issuance pursuant to restricted stock awards, (ii) 2,435,825 Common Shares were subject to outstanding Options, (iii) 4,056,112 Common Shares were reserved for issuance pursuant to the exercise of outstanding Warrants, and (iv) no Common Shares were held by the Company in its treasury. Except as set forth in Schedule 3.4 of the Company Disclosure Schedule, there are no options, warrants, calls, subscriptions, convertible securities or other rights, or other agreements obligating the Company to issue, transfer or sell any shares of capital stock of, or other equity interests in, the Company. Except as set forth on Schedule 3.4 of the Company Disclosure Schedule, all issued and outstanding Common Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, rights of refusal or similar rights or limitations. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company. Except as set forth on Schedule 3.4 of the Company Disclosure Schedule and except for the Stock Option Plans and the agreements executed thereunder and any support agreements entered into in connection with the Offer and the Merger at the request of Parent or Purchaser, there are no contracts, commitments or agreements relating to the voting, purchase or sale of Shares (i) between or among the Company or its Subsidiaries and any of its shareholders, or (ii) to the Company’s actual knowledge, and except as disclosed in any forms, reports, statements or schedules filed by a third party with the SEC, among any of the Company’s shareholders or between any of the Company’s shareholders and any third party. The Stock Option Plans and the agreements evidencing options granted thereunder do not prohibit the acceleration and cancellation of outstanding Options and the termination of the Stock Option Plans as contemplated by Section 2.7 of this Agreement, and do not require the consent or approval of the holders of the outstanding Options, the Company’s shareholders, or any other party to effect such acceleration, cancellation and termination except for the action of the Company Board described in Section 2.7.
     3.5 Conflicts; Consents and Approvals. Except as set forth in Schedule 3.5 of the Company Disclosure Schedule and subject to the Requisite Company Vote, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby shall:
          (a) conflict with, or result in a breach of any provision of, the Company Articles or the Company Bylaws;
          (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which the Company or any of its Subsidiaries is a party;
          (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; or
          (d) require any action or consent or approval of, or review by, or registration or filing by the Company or any of its Affiliates with, any third party or any local, domestic, foreign or multi-national or supra-national court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”), other than (A) approval of the Merger Agreement and the Merger by the Requisite Company Vote, and (B) registrations, filings, consents, approvals or other actions required under federal and state securities Laws;
except, in the cases of clauses (b), (c) and (d), as is not reasonably likely to result in a Company Material Adverse Effect.
     3.6 Absence of Certain Changes. Except as set forth in the Company SEC Documents or on Schedule 3.6 of the Company Disclosure Schedule, since December 31, 2006 (the “Company Balance Sheet Date”), through the date of this Agreement, (i) the Company and each of its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and (ii) there has not occurred: (A) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Company Material Adverse Effect, (B) any acquisition, sale, or transfer of any material asset of the Company or its Subsidiaries, (C) any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any revaluation by the Company of any of its assets, (D) any declaration, setting aside or payment of a dividend or other distribution with respect to the shares of the Company, or any direct or indirect redemption, purchase or other acquisition by Company or any of its Subsidiaries of any of its shares of capital stock, respectively, (E) any Material Contract entered into by the Company or any of its Subsidiaries, other than as provided to Parent, or any material amendment or termination of, or default under, any Material Contract (or contract that, but for such termination, would be a Material Contract), (F) any amendment or change to the Company Articles or the Certificate of Incorporation of any of its Subsidiaries, (G) any increase in or modification of the compensation or benefits payable or to become payable by Company or any of its Subsidiaries to any of their respective directors, employees or consultants other than, with respect to non-officer employees and consultants only, any increases in the ordinary course of business consistent with past practice, or (H) any agreement by the Company or any of its Subsidiaries to do any of the things described in the preceding clauses (A) through (G).
     3.7 Company SEC Documents.
          (a) The Company has filed or furnished (as required or permitted) with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 2003 under the Exchange Act or the Securities Act of 1933, as amended, (the “Securities Act”) (such documents, as supplemented and amended since the time of filing, collectively, the “Company SEC Documents”). The Company SEC Documents, including, without limitation, any financial statements, exhibits or schedules included or incorporated by reference therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The financial statements of the Company included in the Company SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved unless otherwise corrected in the Company SEC Documents filed with the SEC (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments consistent with past practice), in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No Subsidiary of the Company is subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act or required to file any form, report or other document with the SEC or any other comparable Governmental Authority.

          (b) The Company is in compliance with, and since July 29, 2005 has complied, in all material respects, with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) or the Exchange Act. Each Company SEC Report that was required to be accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act was accompanied by such certification and, at the time of filing or submission of each such certification, to the Knowledge of the Company, such certification was true and accurate and complied with the Sarbanes-Oxley Act.
     3.8 Taxes.
          (a) The Company and its Subsidiaries (i) have duly filed all Tax Returns (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed (taking into account any extensions of time within which to file) by the Company or its Subsidiaries, all of which Tax Returns are true and complete, (ii) have within the time and manner prescribed by applicable Law paid all Taxes, due and owing in respect of the periods covered by such Tax Returns or otherwise due to any Governmental Authority, (iii) have established in accordance with their normal accounting practices and procedures, accruals and reserves that are adequate for the payment of all Taxes not yet due and payable, and (iv) have not received written notice of any deficiencies for any Tax from any Governmental Authority against the Company or any of its Subsidiaries, which deficiency has not been satisfied. Except as set forth in Schedule 3.8(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is the subject of any currently ongoing Tax audit. Neither the Company nor any of its Subsidiaries has requested, or been granted, an extension of time in which to file Tax Returns or pay Taxes, which extension has continuing effect. With respect to any taxable period ended prior to December 31, 2000, all federal income Tax Returns including the Company or any of its Subsidiaries have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is or may be subject to any “accuracy related penalty” under Section 6662 of the Code (or any comparable provision of state, local or foreign Law) with respect to Tax periods for which Tax Returns have been filed. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any extension of the statute of limitations for collection of Taxes under Code Section 6501 (or any comparable provision of state, local, or foreign Law) from the minimum period allowed by Law as a result of failure to accurately complete, or disclose any items in, a Tax Return. To the Knowledge of the Company, there are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible, of the Company or any of its Subsidiaries (other than liens for Taxes not yet due and payable). No claim has ever been made in writing by a Governmental Authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
          (b) Except as set forth in Schedule 3.8 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other person with respect to Taxes. Neither the Company nor any of its Subsidiaries is now or has ever been a party to or bound by any contract, agreement or other arrangement (whether or not written and including, without limitation, any arrangement required or permitted by applicable Law (including pursuant to Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law)) that (i) requires the Company or any of its Subsidiaries to make any Tax payment to or for the account of any other person, (ii) affords any other person the benefit of any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) of the Company or any of its Subsidiaries, or (iii) requires or permits the transfer or assignment of income, revenues, receipts or gains to the Company or any of its Subsidiaries from any other person, other than payments made to the Company and its Subsidiaries in the ordinary course of business. Neither the Company nor any or its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any comparable provision of state, local, or foreign Law), (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any comparable provision of state, local, or foreign Law), (iv) installment sale or open transaction disposition made or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date. Neither the Company nor any of its Subsidiaries is a party to any “gain recognition agreement” as described in Treasury Regulation Section 1.367(a)-8 (or any analogous provision of foreign Law). Neither the Company nor any of its Subsidiaries is a party to any transaction that is or was (i) since January 1, 1998 intended to qualify under Code sections 355 or 368 (other than as a recapitalization pursuant to Code Section 368(a)(1)(E)), or (ii) required to be reported as a “listed transaction” to any Governmental Authority under Treasury Regulation Section 1.6011-4(b)(2) (or any comparable or predecessor provision of federal, state, local or foreign Law).
          (c) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.
          (d) For purposes of this Agreement, (i) “Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, inventory, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Authority, and (ii) “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.
     3.9 Compliance with Law. The Company is in compliance with all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered, by any Governmental Authority (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, “Laws”), relating to the Company or its Subsidiaries or their respective business or properties, except where the failure to be in compliance with such Laws individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. No investigation or proceeding by any Governmental Authority with respect to the Company is pending, or, to the Knowledge of the Company, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     3.10 Intellectual Property.
          (a) Definitions. For the purposes of this Section 3.10, the following terms have the following definitions:
               (i) “Intellectual Property” shall mean the following: (i) all patents and applications therefore, (ii) all know-how and technology and applications therefore, (iii) all copyrights and applications therefore, (iii) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefore, (iv) all databases and data collections and all rights therein throughout the world, and (v) all software, domain names and proprietary information. Notwithstanding the foregoing, “Intellectual Property” shall not include any licenses, agreements or other rights in any generally available “off the shelf” third party software or related intellectual property.
               (ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, controlled by or licensed to the Company or any of its Subsidiaries. Without in any way limiting the generality of the foregoing, Company Intellectual Property includes all Intellectual Property owned or licensed by the Company and relating to the Company’s products and services.
               (iii) “Registered Intellectual Property” shall mean all United States, international and foreign: (i) patents and patent applications (including provisional applications), (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, and any domain name registrations, (iii) registered copyrights and applications for copyright registration, (iv) any mask work registrations and applications to register mask works, and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.
               (iv) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, exclusively licensed to or filed in the name of, the Company or any of its Subsidiaries.
          (b) Schedule 3.10(b) of the Company Disclosure Schedule contains a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, (i) the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, (ii) the owner of the Company Registered Intellectual Property, (iii) the issuance, application, serial or registration number, and (iv) the date of its creation, application and issuance or registration.
          (c) To the Knowledge of the Company, no Company Intellectual Property is subject to any proceeding or outstanding decree, order, or judgment restricting in any manner the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property.
          (d) Each item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made, and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property, except in the case where failure to file is not reasonably likely to result in a Company Material Adverse Effect.
          (e) Company owns and has good and exclusive title to, each item of the Company Intellectual Property free and clear of any lien or encumbrance. Without limiting the foregoing: (i) the Company or a Subsidiary of the Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of the Company and its Subsidiaries, including the sale, distribution or provision of any Company products or services by the Company or its Subsidiaries, (ii) the Company or a Subsidiary of the Company owns exclusively, and has good title to, all copyrighted works that the Company or any of its Subsidiaries purports to own, and (iii) to the extent that any patents would be infringed by any Company Products, the Company is the exclusive owner of such patents, except in the case where a breach of any of the foregoing clauses (i) through (iii) is not reasonably likely to result in a Company Material Adverse Effect.
          (f) To the extent that any technology, software or Intellectual Property has been developed or created independently or jointly by a third party specifically for the Company or any of its Subsidiaries, the Company has a written agreement with such third party with respect thereto and the Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained valid and enforceable rights (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of Law or by valid assignment, except where the failure to so obtain a written agreement is not reasonably likely to result in a Company Material Adverse Effect.
          (g) The Company Intellectual Property includes all Intellectual Property required for the operation of the business of the Company and its Subsidiaries as such business has been conducted and currently is conducted, including the Company’s and its Subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of the products or services of Company and its Subsidiaries. To the Company’s Knowledge, the Company’s use of any product, device or process does not infringe or misappropriate the Intellectual Property of any third party.
          (h) Neither the Company nor any of its Subsidiaries has received notice from any third party (i) alleging invalidity with respect to any Intellectual Property used by the Company or its Subsidiaries, or (ii) that the operation of the business of Company or any of its Subsidiaries or any act, product or service of Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the Laws of any jurisdiction.
          (i) To the Company’s Knowledge, no third party is infringing or has misappropriated any of the Company Intellectual Property.
          (j) The Company and each of its Subsidiaries have taken prudent and reasonable steps to protect their respective rights in their trade secrets and confidential information, as well as any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries, including imposing and using commercial reasonable efforts to enforce a requirement that employees involved in the development of or having access to Company Intellectual Property to execute a commercially reasonable form of nondisclosure and assignment of copyrights and inventions agreement.
     3.11 Title to and Condition of Properties. The Company owns or holds under valid leases all material real property, plants, machinery and equipment necessary for the conduct of the business of the Company in substantially the same manner as presently conducted. The plants, property and equipment used in the operations of the respective businesses of the Company and each of its Subsidiaries are in good operating condition and repair, normal wear and tear excepted.
     3.12 Litigation. There is no suit, claim, action, proceeding, audit or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened against the Company which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries are not subject to any outstanding order, writ, injunction or decree specifically applicable to the Company or its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
     3.13 Brokerage and Finder’s Fees; Expenses. Except as set forth on Schedule 3.13 of the Company Disclosure Schedule, neither the Company nor, to the Knowledge of the Company, any of its directors or officers, nor, to the actual knowledge of the Company, any of its shareholders or employees, have employed any broker, finder or financial advisor or incurred any brokerage, finder’s or similar fee in connection with the Offer or the Merger.
     3.14 Employee Benefit Plans.
          (a) For purposes of this Agreement, the following terms have the definitions given below:
     “Company Plan” means any plan, program, policy, practice or other arrangement providing for bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, vacation, severance, retirement benefits, fringe benefits or other benefits of any kind (including, but not limited to, all employee welfare benefit plans within the meaning of Section 3(l) of ERISA and all employee pension benefit plans within the meaning of Section 3(2) of ERISA) maintained or contributed to by the Company or its ERISA Affiliates for the benefit of its employees, former employees, dependents and spouses of employees or former employees, directors or independent contractors.

     “Controlled Group Liability” means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) corresponding or similar provisions of foreign Laws or regulations, in each case other than pursuant to the Company Plans.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.
     “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
          (b) With respect to each Company Plan, the Company has provided to Parent a true, correct and complete copy of (where applicable): (i) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, filed with the Internal Revenue Service, and (ii) the current Company Plan.
          (c) The Company Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code, or Sections 401(k) or 401(m) of the Code, as applicable (each a “Qualified Plan”), now meet, and, except where the failure to do so would not be reasonably likely to result in a Company Material Adverse Effect, at all times since their inception have met, the requirements for such qualification, and the related trusts are now, and, except where the failure to do so would not be reasonably likely to result in a Company Material Adverse Effect, at all times since their inception have been, exempt from taxation under Section 501(a) of the Code. Each of the Qualified Plans has received a favorable determination from the Internal Revenue Service, and no such determination letter has been revoked nor are there any existing circumstances why any such determination letter should be revoked nor has any Qualified Plan been amended since the date of its most recent determination letter in any respect which would adversely affect the qualified status of any Company Qualified Plan or the related trust. No Company Plan is currently being audited by a governmental agency for compliance with applicable Laws or has been audited with a determination by the governmental agency that the Company Plan failed to comply with applicable Laws.
          (d) No Company Plans are now or at any time have been subject to Part 3, Subtitle B of Title I of ERISA or Title IV of ERISA. All contributions required to be made to any Company Plan by applicable Laws or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Plan, before the date hereof have been made or paid in full on or before the final due date thereof. All contributions with respect to the period ending at the Effective Time shall have been paid in full or accrued for on the Company’s balance sheet even if not due until a later date. All payments under the Company Plans, except those to be made from a trust qualified under section 501(a) of the Code, for any period ending before the Effective Time that are not yet, but shall be, required to be made are properly accrued and reflected on the Company’s balance sheet.
          (e) The Company and its ERISA Affiliates have complied with, and are now in compliance with the terms of, all Company Plans and all applicable laws, including ERISA and the Code. Each Company Plan has been established and operated in compliance with its terms and applicable Laws. There has been no written or oral representation or communication with respect to any aspect of the Company Plans made to employees of the Company which is not in accordance with the written or otherwise preexisting terms and provisions of such Company Plans. There is not now, and there are no existing circumstances that, individually or in the aggregate, in connection with which the Company or any of its ERISA Affiliates, would be subject to liability that would reasonably be likely to have a Company Material Adverse Effect (except liability for benefit claims and funding obligations payable in the ordinary course of business), under ERISA, the Code or any other applicable law.
          (f) No Company Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), nor has the Company or any of its Subsidiaries or any of their respective ERISA Affiliates, at any time within six (6) years before the date hereof, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.
          (g) There does not now exist, and there are no existing circumstances that individually or in the aggregate would reasonably be expected to result in, any material Controlled Group Liability. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.
          (h) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or similar state Laws or as set forth on Schedule 3.14(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.
          (i) Except as set forth in Schedule 3.14 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Offer or the Merger shall result in, or constitute an event which, with the passage of time or the giving of notice or both shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of the Company or any of its Subsidiaries. Except as set forth in Schedule 3.14(i) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor of the Company that, considered individually or considered collectively with any other such contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code, and the Company will not be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.
          (j) There are no pending, or to the Knowledge of the Company threatened, Actions (other than claims for benefits in the ordinary course) with respect to the Company Plans.
          (k) Schedule 3.14(k) of the Company Disclosure Schedule sets forth a list of each employment, consulting, severance or similar agreement under which the Company or any of its Subsidiaries is or could become obligated to provide compensation or benefits in excess of $100,000, and the Company has provided to Parent a copy of each such agreement.
          (l) No employer securities, employer real property or other employer property is included in the assets of any Company Plan.
     3.15 Contracts. Schedule 3.15 of the Company Disclosure Schedule lists all contracts, agreements, guarantees, leases and executory commitments (each a “Material Contract”), other than Company Plans and any Material Contracts heretofore listed as an exhibit to any Company SEC Document since January 1, 2004, that exist as of the date hereof to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and which fall within any of the following categories: (i) any agreement, contract or commitment in connection with which or pursuant to which the Company and its Subsidiaries is likely to spend or receive, in the aggregate, more than $250,000 during the current fiscal year or during the next fiscal year, (ii) any non-competition or other agreement that prohibits or otherwise restricts, in any material respect, the Company or any of its Subsidiaries from freely engaging in business anywhere in the world, (iii) any employment, severance, change in control or consulting agreement with any executive officer or other employee of the Company or any of its Subsidiaries or member of the Company Board earning an annual base salary or other compensation in excess of $150,000, other than those that are terminable by the Company or any of its Subsidiaries on no more than 30 days’ notice without material liability or financial obligation to the Company or any of its Subsidiaries, (iv) any contract which would prevent or materially impede or delay the consummation of the Merger or any of the transactions contemplated by this Agreement, (v) joint venture and partnership agreements, (vi) indentures, mortgages, promissory notes, loan agreements, letters of credit or guarantees under which the amount the amount outstanding or guaranteed is in excess of $100,000, or pursuant to which the Company has the right borrow in excess of $100,000, or providing for the creation of any security interest or lien upon any of the assets of the Company with an aggregate value in excess of $100,000, (vii) contracts providing for “earn-outs” or other contingent payments by the Company involving more than $100,000 in the aggregate over the remaining terms of such Contracts, (viii) contracts associated with off balance sheet financing in excess of $100,000 in the aggregate, including but not limited to arrangements for the sale of receivables, (ix) licenses or similar agreements granting the Company the right to use any material Intellectual Property, or granting any third party the right to use any Company Intellectual Property (other than non-exclusive end-user or customer licenses granted by or to the Company in the ordinary course of business), (x) agreements that contain minimum purchase conditions or requirements or other terms that restrict or limit the purchasing relationships of the Company or its Subsidiaries, (xi) stock purchase agreements, asset purchase agreements or similar agreements relating to the purchase or sale of a business or the assets thereof, under which the Company or its Subsidiaries have any remaining obligations, or (xii) any other agreement that would be required to be filed as an exhibit to an Annual Report on Form 10-K of the Company if the Company were to file such report on the date of this agreement (assuming for this purpose that the fiscal year covered thereby ended on the date of this Agreement). All Material Contracts to which the Company or its Subsidiaries are party or by which it is bound are valid and binding obligations of the Company or such Subsidiary and, to the Knowledge of the Company, the valid and binding obligation of each other party thereto, except to the extent it has previously expired in accordance with its terms or where the failure to be in full force and effect, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect. Neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any such Material Contract, except for such violations and defaults which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect. There have been no material changes to the amount and terms of the indebtedness of the Company and its Subsidiaries from (i) the Exhibits to the Company’s Form 10-K for the period ended December 31, 2006 filed with the SEC, with respect to the terms of such indebtedness, and (ii) the description in the financial statements (including the notes thereto) incorporated in the Company’s Form 10-K for the year ended December 31, 2006 filed with the SEC, with respect to the amounts of such indebtedness.
     3.16 Labor Matters. Since December 31, 2003, (a) no unfair labor practice complaint or charge against the Company has been brought before, or, to the Knowledge of the Company, threatened by, the National Labor Relations Board or any other government agency or court in any jurisdiction, (b) there has not occurred or, to the Knowledge of the Company, been threatened any labor strike, dispute, picketing, slowdown, stoppage, or other similar labor activity against or involving the Company or its Subsidiaries, (c) the Company and its Subsidiaries are not nor have they been party to any collective bargaining agreement and there are no labor unions or other organizations representing or, to the Knowledge of the Company, purporting to represent or attempting to represent any employee, and (d) the Company and its Subsidiaries have not been a party to, or affected by or threatened with, any union organizing or election activity or any dispute or controversy with a union involving its employees. The Company and its Subsidiaries have not effectuated a “plant closing” or “mass layoff” under the Worker Adjustment Retraining Notification Act (“WARN Act”) with respect to the business of the Company or its Subsidiaries; nor in the past ninety (90) days have the Company and its Subsidiaries effectuated any plant closings or layoffs, which constitute an “employment loss” within the meaning of the WARN Act or any state or local Law similar to the WARN Act.
     3.17 Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against in the consolidated balance sheet of the Company as of December 31, 2006 included in the Company’s Annual Report on Form 10-K for the period ending December 31, 2006 filed with the SEC, or disclosed in the footnotes to the financial statements as of such date or the footnotes to the financial statements included in the Company SEC Documents filed prior to the date hereof, (ii) as incurred after December 31, 2006 in the ordinary course of business consistent with prior practice and in compliance with this Agreement, (iii) as described in the Company SEC documents filed since December 31, 2006 but prior to the date hereof or (iv) as set forth in Schedule 3.17 of the Company Disclosure Schedule, the Company does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due other than (a) liabilities incurred in the ordinary course of business, (b) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and (c) liabilities incurred in connection with the transactions contemplated by this Agreement.
     3.18 Operation of the Company’s Business; Relationships. Since December 31, 2006 through the date of this Agreement, no material customer of the Company or its Subsidiaries has indicated that it shall stop or materially decrease purchasing materials, products or services from the Company or its Subsidiaries and (ii) since December 31, 2006, no material supplier of the Company has indicated in writing that it shall stop or materially decrease the supply of materials, products or services to the Company or its Subsidiaries.
     3.19 Permits; Compliance. The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to carry on their business as now being conducted (collectively, the “Company Permits”), and there has occurred no default or breach under any such Company Permit except for such defaults or breaches which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     3.20 Environmental Matters.
          (a) The properties, operations and activities of the Company and its Subsidiaries have at all times been for all application periods of limitation, and are, in compliance with all applicable Environmental Laws and Environmental Permits (each as defined below), except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect.
          (b) The Company and its Subsidiaries and the properties and operations of the Company and its Subsidiaries are not subject to any pending or, to the Knowledge of the Company, threatened Action under any Environmental Law, including without limitation with respect to any present or former operations, facilities or Subsidiaries.
          (c) To the Knowledge of the Company, there has been no release of any Hazardous Materials into the environment by the Company or its Subsidiaries.
          (d) Neither the Company nor any of its Subsidiaries (x) has received any written notice that the Company, any of its Subsidiaries or any of their respective present or former operations, facilities or Subsidiaries is or may be a potentially responsible party or otherwise liable in connection with any site used for the disposal of or otherwise containing Hazardous Materials, or (y) has disposed of, arranged for the disposal of, or transported any Hazardous Materials to any site which is listed on the U.S. Environmental Protection Agency’s National Priorities List or which is otherwise subject to remediation or investigation.

          (e) The Company and its Subsidiaries have made available to Parent all material internal and external environmental audits and reports (in each case relevant to the Company or any of its Subsidiaries) in the possession of the Company or its Subsidiaries.
          (f) The term “Environmental Laws” means all Laws relating to pollution or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder, as in effect on the date hereof. “Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.
     3.21 Opinion of Financial Advisor. The Company Board and the special committee of the Company Board (the “Special Committee”) have received the written opinion of Goldsmith–Agio-Helms, its financial advisor, to the effect that, as of the date of this Agreement and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the holders of Common Shares pursuant to this Agreement is fair to such holders from a financial point of view, and such opinion has not been withdrawn or revoked or modified in any respect prior to the date of this Agreement. A copy of such opinion has been made available to Parent and Purchaser. The Company has been authorized by Goldsmith-Agio-Helms to permit the inclusion of such opinion in its entirety, if required by the SEC, in such filings made by the Company with the SEC in connection with the Offer or the Merger, provided that Goldsmith-Agio-Helms shall have the right to review and approve in advance of filing the form of such opinion and any reference thereto contained in such filings.
     3.22 Board Approval. The Company Board, upon the recommendation of the Special Committee and at a meeting duly called and held at which a quorum was present throughout, (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s shareholders, and (ii) resolved to recommend that holders of Shares accept the Offer and that such holders entitled to vote on the approval of this Agreement and the transactions contemplated herein, including the Merger, vote to approve the same (the “Company Board Approval”). The Company Board Approval has not been withdrawn, revoked or modified.
     3.23 Vote Required. The Requisite Company Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary (under the Company Articles, the NYBCL, other applicable Law or otherwise) to approve this Agreement and the Merger.
     3.24 Insurance. The Company and its Subsidiaries carry insurance in such amounts and covering such risks as is customary in their respective businesses. All premiums due and payable under all insurance policies maintained by the Company have been paid and the Company and its Subsidiaries are otherwise in compliance with the material terms of such policies. As of the date hereof, neither the Company nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs. As of the date hereof, neither the Company nor any of its Subsidiaries has any disputed claim or claims aggregating $100,000 or more with any insurance provider relating to any claim for insurance coverage under any policy or insurance maintained by the Company or any of its Subsidiaries.
     3.25 Company IT.
          (a) The Company and its Subsidiaries have taken steps consistent with industry practice to maintain the material Company IT Systems in good working condition to perform information technology operations necessary for the conduct of the business of the Company and its subsidiaries as conducted on the date hereof, including as necessary for the conduct of such business as a whole, causing the material Company IT Systems to be generally available for use during normal working hours and performing reasonable back-up procedures in respect of the data critical to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course of business consistent with past practice) as conducted on the date hereof.
          (b) For purposes of this Agreement, “Company IT Systems” shall mean any information technology and computer systems (including computers, software, programs, databases, middleware, servers, workstations, routers, hubs, switches, data communications lines, and hardware) used in the transmission, storage, organization, presentation, generation, processing or analysis of data in electronic format, which technology and systems are necessary to the conduct of the business of the Company and its subsidiaries as conducted on the date hereof.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
     Except as set forth in the disclosure schedule delivered by Parent and Purchaser to the Company prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), Parent and Purchaser jointly and severally represent and warrant to the Company that:
     4.1 Organization and Qualification. Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite power and authority to carry on its business as now being conducted, except where the failure to be in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. As used in this Agreement, the term “Parent Material Adverse Effect” means any effect, event or change that would prevent or prohibit Parent and Purchaser from consummating the Offer and the Merger.
     4.2 Authority Relative to this Agreement. Each of Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger. The execution and delivery of this Agreement and the consummation of the Offer and the Merger have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of

Parent or Purchaser are necessary to authorize their execution and delivery of this Agreement or to consummate the Offer and the Merger (other than the filing and recordation of appropriate merger documents as required by the NYBCL). This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser, and (assuming this Agreement constitutes a valid and binding obligation of the Company) constitutes the valid and binding obligations of each of Parent and Purchaser, enforceable against them in accordance with its respective terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) rules of law governing specific performance and injunctive and other forms of equitable relief.
     4.3 No Violation; Required Filings and Consents.
          (a) The execution and delivery by each of Parent and Purchaser of this Agreement does not, and the performance of this Agreement and the consummation by each of Parent and Purchaser of the Offer and the Merger contemplated hereby shall not, (i) violate any provision of Parent’s or Purchaser’s Certificate of Incorporation or bylaws, (ii) violate any Law applicable to Parent or any of its Subsidiaries or by which any asset of Parent or any of its Subsidiaries is bound or affected, except to the extent that any such violations would not, individually or in the aggregate, have a Parent Material Adverse Effect.
          (b) The execution and delivery by each of Parent and Purchaser of this Agreement does not, and the performance of this Agreement and the consummation by each of Parent and Purchaser of the Offer and the Merger shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements of the Exchange Act (including without limitation the filing of the Offer Documents with the SEC), the Securities Act, the filings required by Article 16 of the NYBCL and the filing of the Certificate of Merger as required by the NYBCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Parent Material Adverse Effect.
     4.4 Brokers. Except as set forth in Section 4.4 of the Purchaser Disclosure Schedule, no broker, finder, financial adviser, investment banker or other banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Offer and the Merger based upon arrangements made by, or on behalf of, Parent or any of its Subsidiaries.
     4.5 Proxy Statement. At the times (if any) the Proxy Statement is filed with the SEC, sent to the shareholders of the Company and the Shareholder Meeting, none of the information supplied by Parent, Purchaser and their respective Affiliates specifically for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     4.6 Offer Documents. The Offer Documents shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. On the date filed with the SEC and on the date first published, sent or given to holders of Shares, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they are made, not misleading, except that no representation is made by Parent or Purchaser with respect to any written information supplied by the Company specifically for inclusion in the Offer Documents.
     4.7 Financing. Parent and Purchaser have or have access to sufficient funds, either from available cash and cash equivalents, availability under Parent’s existing credit facilities or from other sources of immediately available funds, to satisfy the obligation to pay for the Shares in the Offer and to pay the Merger Consideration in the Merger.
     4.8 Legal Proceedings. There is no claim, suit, action, proceeding or investigation of any nature pending or, to the Knowledge of Parent and Purchaser, being threatened, against Parent or Purchaser that would reasonably be expected to have a Parent Material Adverse Effect.
ARTICLE 5
COVENANTS
     5.1 Interim Operations. Except as otherwise contemplated by this Agreement or as Previously Disclosed or as agreed to in writing by Parent, the Company agrees that during the period from the date of this Agreement until the Effective Time (or until termination of this Agreement in accordance with Article 7 hereof) the business and operations of the Company and its Subsidiaries shall be conducted only in the ordinary course of business, and the Company and its Subsidiaries shall use their commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with their material customers, suppliers, licensors, licensees, advertisers, distributors and other third parties having business dealings with them, and to preserve the goodwill of their respective businesses. Without limiting the generality of the foregoing, the Company shall not, and (as applicable) shall not permit any of its Subsidiaries to, without the prior written consent of Parent:
          (a) (i) authorize for issuance, issue, deliver, sell, or agree to issue, deliver or sell, or pledge or otherwise encumber, any shares of its capital stock or the capital stock of any of its Subsidiaries, or any other securities convertible into, or any rights, warrants or options to acquire, any such shares, except for (A) pledges or encumbrances in connection with the Credit Agreement, dated as of March 31, 2005, between the Company, as the borrower, and Fleet National Bank, a Bank of America company, as the lender (the “Company Credit Agreement”) and (B) issuances of Common Shares upon the exercise of Options and Warrants or conversion of Preferred Shares outstanding on the date hereof, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries;
          (b) (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by it, (ii) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its Subsidiaries, (iii) amend or otherwise change the Company Articles or Company Bylaws or permit any of its Subsidiaries to amend their Certificate of Incorporation, bylaws or equivalent organizational documents, or

(iv) split, combine or reclassify any shares of its capital stock, or permit any of its Subsidiaries to split, combine or reclassify any shares of their capital stock;
          (c) declare, set aside or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for (i) dividends paid by direct or indirect wholly owned Subsidiaries to the Company or another of its wholly owned Subsidiaries with respect to capital stock, and (ii) the payment of dividends accrued with respect to Preferred Shares pursuant to the Company Articles;
          (d) (i) grant or agree to any material increase in the compensation or fringe benefits of, or pay any bonus to or enter into any new employment, severance or termination agreement, or amend any existing employment, severance or termination agreement with any current or former director, officer or employee except for (A) increases in compensation and payment of bonuses expressly required under employment agreements, bonus plans and other agreements and arrangements existing as of the date of this Agreement, (B) ordinary course raises granted to non-officer employees in connection with regularly scheduled performance reviews and (C) entering into offer letters with newly-hired non-officer employees, the terms and conditions of which shall be substantially similar to the terms and conditions of the forms previously provided to Parent and Purchaser, and which shall not provide for a term of employment or severance payments (other than those generally made pursuant to applicable Company policy, if any), (ii) become obligated under any employee benefit plan that was not in existence on the date hereof, or amend, modify or terminate any Company plan or other employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date hereof, except as required by Law or the terms of any such plan, or (iii) pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of, acceleration of, exercisability of or vesting of stock options, stock appreciation rights or restricted stock, except as otherwise required or permitted by the terms of this Agreement);
          (e) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing all or substantially all the assets or capital stock or other equity interests of, any business or any corporation, limited liability company, partnership or other business organization, other than purchases of assets in the ordinary course of business consistent with past practice and not in excess of $50,000;
          (f) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, or agree to sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, any of its properties or assets other than (i) properties or assets not in excess of $50,000 in one instance or $100,000 in the aggregate, (ii) in the ordinary course of business consistent with past practice, (iii) nonexclusive licenses granted by the Company in the ordinary course of business to customers for such customers’ use of the Company’s products and services, (iv) liens relating to Taxes that are not yet due and payable or otherwise being contested in good faith and as to which appropriate reserves have been established by the Company in accordance with United States generally accepted accounting principles, (v) liens of landlords, carriers, warehousemen, mechanics and materialmen that are incurred in the ordinary course of business, in each instance for amounts not yet due and payable, and (vi) liens or encumbrances on new collateral under the Company Credit Agreement;

          (g) incur, assume or pre-pay any indebtedness for borrowed money or enter into any agreement to incur, assume or pre-pay any indebtedness for borrowed money, except for (i) payments required or permitted under, or the incurrence of indebtedness pursuant to, the Company Credit Agreement (including pursuant to commercial and standby letters of credit thereunder) in the ordinary course of business consistent with past practice, (ii) financing of capital expenditures in the ordinary course of business and not in excess of $150,000, and (iii) incurrence of indebtedness for business expenses to American Express in its capacity as credit card processing agent, which indebtedness shall not exceed $200,000 at any given time;
          (h) make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any party, other than loans between or among the Company and any of its wholly-owned Subsidiaries and cash advances to the Company’s or any such Subsidiary’s employees for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice;
          (i) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person other than the Company and its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial statement condition of any person other than the Company and its Subsidiaries, or enter into any arrangement having the economic effect of any of the foregoing;
          (j) fail to maintain insurance covering risks of such types and in such amounts as are consistent with the Company’s past practices, or permit any material insurance policy naming it as beneficiary or loss payable payee to be cancelled or terminated;
          (k) establish or acquire (i) any Subsidiary other than wholly-owned Subsidiaries, or (ii) Subsidiaries organized outside of the United States and its territorial possessions;
          (l) amend, modify or waive any term of any outstanding security of the Company or any of its Subsidiaries;
          (m) enter into any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, except as required by Law;
          (n) settle or compromise any pending or threatened suit, action, claim or litigation, except in the ordinary course of business and where such settlement or compromise would result in payments (individually and not in the aggregate), net of insurance, by the Company of less than $50,000;
          (o) change any of the material accounting policies, practices or procedures (including material Tax accounting policies, practices and procedures) used by the Company and its Subsidiaries as of the date hereof, except as may be required as a result of a change in applicable Law or in United States generally accepted accounting principles;
          (p) make or change any material tax election, make or change any material method of accounting with respect to Taxes or compromise any material Tax liability or file any material amended Tax Return, except in each case as required by applicable Law; provided, however, that, with respect to this subsection, Parent’s consent shall not be unreasonably withheld or delayed;
          (q) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice, or payments otherwise expressly permitted by the terms of this Agreement;
          (r) transfer or license to any third party any Company Intellectual Property (other than pursuant to a contract in effect as of the date of this Agreement), or amend or modify any contract in effect as of the date of this Agreement and relating to Company Intellectual Property, other than the grant in the ordinary course of business of non-exclusive licenses to customers in connection with the sale of the Company’s or its Subsidiaries’ products and services, and other than the sale of uniform resource locators (URLs) that are not used in or related to the business of the Company or its Subsidiaries; and
          (s) agree or commit to do any of the foregoing.
     5.2 Merger Without a Shareholder Meeting; Preparation of the Proxy Statement; Shareholder Meeting. In the event that Parent and Purchaser shall collectively own at least ninety percent (90%) of the Common Shares on a Fully-Diluted Basis and ninety percent (90%) of the issued and outstanding Preferred Shares, immediately following the acceptance for payment of and payment for Shares by Purchaser in the Offer, the parties hereto agree, at the request of Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of shareholders of the Company in accordance with Section 905 of the NYBCL. In the event Parent and Purchaser do not collectively own at least ninety percent (90%) of the Common Shares on a Fully Diluted Basis and ninety percent (90%) of the issued and outstanding Preferred Shares, immediately following the acceptance for payment of and payment for Shares by Purchaser in the Offer, then as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, the Company shall prepare and file with the SEC a proxy statement relating to a meeting of Company shareholders to approve this Agreement and the Merger (such proxy statement, as amended or supplemented from time to time, being hereinafter referred to as the “Proxy Statement”), and shall, as soon as practicable, duly call, give notice of, convene and hold a meeting of the shareholders of the Company (the “Shareholder Meeting”) for the purpose of approving this Agreement and the Merger. Each of the Company, the Parent and the Purchaser shall use its commercially reasonable efforts, after consultation with the other parties hereto, to respond to all SEC comments with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the Company’s shareholders at the earliest practicable date. The Proxy Statement shall comply in all material respects with the Exchange Act and any other Law and shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other Law. Parent, Purchaser and their counsel shall be given an opportunity to review and comment on the Proxy Statement and any amendments thereto prior to the filing thereof with the SEC, provided that Parent and Purchaser shall review and respond to drafts of the Proxy Statement and any amendments thereto in a commercially reasonable manner. At the times the Proxy Statement is filed with the SEC, sent to the shareholders of the Company and of the Shareholder Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representations or warranties with respect to any information supplied by Parent or Purchaser or any of their respective representatives that is contained in or incorporated by reference in the Proxy Statement. At the Shareholder Meeting, Parent shall cause all of the Shares then owned by Parent and Purchaser to be voted in favor of the approval of this Agreement and the Merger. Parent shall not, and shall cause Purchaser not to sell, transfer, pledge, mortgage or otherwise encumber or subject to lien or otherwise dispose of (or agree to do any of the foregoing) any of the Shares then owned by Parent and Purchaser prior to cancellation thereof pursuant to Section 2.6(b).
     5.3 Filings and Consents. Subject to the terms and conditions of this Agreement, each of the parties hereto shall use commercially reasonable efforts to assist the other parties hereto in timely making all filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made or obtained by the other parties from any third party or any Governmental Authority in connection with or as a condition to the Merger. Prior to making any application to or filing with any Governmental Authority in connection with this Agreement, each party shall provide the other parties with drafts thereof (excluding any confidential information included therein) and afford the other parties a reasonable opportunity to comment on such drafts. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Section 5.3, the proper officers and directors of the Surviving Corporation shall take all such necessary action.
     5.4 Access to Information. From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated in accordance with Article 7, and subject to the requirements of any applicable Law, the Company shall, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, counsel, accountants, investment bankers, financial advisors and other representatives (collectively, the “Company Representatives”) to, give Parent and Purchaser and their respective directors, officers, employees, counsel, accountants, investment bankers, financial advisors and other representatives (collectively, the “Parent Representatives”) access, in a manner reasonably designed to minimize disruption to the operations of the Company, upon reasonable notice and during the Company’s normal business hours, to the offices and other facilities and to the books and records of the Company and each of its Subsidiaries and shall cause the Company Representatives to furnish or make available to Parent, Purchaser and the Parent Representatives such financial and operating data and such other information with respect to the business and operations of the Company and its Subsidiaries as Parent, Purchaser or the Parent Representatives may from time to time reasonably request. Unless otherwise required by Law, each of Parent and Purchaser shall, and shall cause the Parent Representatives to, hold any such information in confidence in accordance with the terms of the Confidentiality Agreement . Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Disclosing Party and Non-Disclosure Agreement,

dated February 15, 2007 (the “Confidentiality Agreement”), between Parent and the Company shall apply to all information furnished to any Parent Representative by any Company Representative hereunder or thereunder.
     5.5 Notification of Certain Matters. Each of the parties hereto shall promptly notify the others in writing of (a) receipt of any written notice from any third party alleging that the consent of such third party is or may be required in connection with the Offer or the Merger, (b) the occurrence of any Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or any facts or circumstances that would reasonably be expected to result in a Company Material Adverse Effect or Parent Adverse Effect, as applicable, (c) any material claims, actions, proceedings or governmental investigations commenced or, to its Knowledge, threatened, involving or affecting the Company or any of its Subsidiaries or any of their property or assets, (d) any representation or warranty made by such party contained in this Agreement becoming, to such party’s Knowledge, untrue or inaccurate in any material respect, and (e) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in this Agreement to the contrary, no such notification, nor any information or Knowledge obtained pursuant to Section 5.4, shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice.
     5.6 Public Announcements. Each of the parties hereto agrees that, promptly following the execution of this Agreement, Parent and the Company shall issue a press release announcing the execution of this Agreement, and file a current report with the SEC on Form 8-K attaching the press release and a copy of this Agreement as exhibits. Thereafter, the parties agree to use commercially reasonable efforts to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer or the Merger, to provide each other with a copy of any such press release or statement for review, and not to issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable Law.
     5.7 Indemnification; Directors’ and Officers’ Insurance
          (a) The Certificate of Incorporation and the bylaws of the Surviving Corporation shall contain provisions with respect to indemnification and related matters as are set forth in the Company Articles and Company Bylaws as in effect as of the date of this Agreement, which provisions shall not prior to the six (6) year anniversary of the Closing Date be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification and related matters under the Company Articles, the Company Bylaws or any other indemnification agreement in effect prior to the date hereof in respect of actions or omissions occurring at or prior to the Effective Time.
          (b) Without limiting Section 5.7(a) or any additional rights that an Indemnified Party may have under any agreement or otherwise, for a period of six (6) years following the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless each person who is or has been prior to the date of this Agreement a director or executive officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against all expenses, damages, losses, judgments, settlements and other liabilities (“Losses”) in connection with any claim, action, suit, demand, proceeding or investigation (a “Claim”), to which any Indemnified Party is or may become a party to by virtue of his or her service as a director or executive officer of the Company or any of its Subsidiaries and arising out of actions or omissions occurring or alleged to have occurred at or prior to the Effective Time, including all actions taken or omitted in connection with this Agreement and the Offer, in each case, to the fullest extent permitted by Law and as provided in the Company Articles and Company Bylaws as in effect at the date hereof.
          (c) Any Indemnified Party wishing to claim indemnification under this Section 5.7 after the Effective Time, upon learning of any such Claim, shall notify the Surviving Corporation thereof. In the event of a Claim, the Surviving Corporation shall have the right to assume the defense thereof and, if it so assumes such defense, the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided, however, that if a conflict of interest exists between the Surviving Corporation and one or more Indemnified Parties as to a Claim, the Indemnified Party or Indemnified Parties shall have the right to participate, through one (1) counsel of its or their choosing, in the defense, compromise or settlement of such Claim, and the legal and other expenses thereof shall be paid for by the Surviving Corporation. In the event the Indemnified Party or Indemnified Parties retain separate counsel pursuant to the preceding sentence, the Surviving Corporation shall nonetheless be entitled to sole control of the defense and settlement of such Claim, so long as, in the case of settlement, such settlement involves only the payment of monies and includes a complete release in favor of the Indemnified Party or Indemnified Parties. Notwithstanding the foregoing, the Surviving Corporation shall not have any obligation hereunder to an Indemnified Party if a court of competent jurisdiction shall finally determine that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
          (d) On or prior to the first acceptance of and payment for Shares by the Purchaser in connection with the Offer, the Company or Parent shall purchase “tail” insurance policies for directors’ and officers’ liability insurance and fiduciary liability coverage (“D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time providing such coverages that are no less favorable than the policies maintained by the Company as of the date hereof, with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to all such coverage in an amount and scope at least as favorable as the Company’s existing policies (the “Tail Policy”). Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries. In the event that the carriers do not make the Tail Policy available to the Company for any reason, Parent shall cause the Surviving Corporation to maintain the Company’s existing D&O Insurance policy (or a comparable policy) for a period of not less than six (6) years after the Effective Time (“D&O Insurance”); provided, however, that if the annual premium paid for such insurance at any time following the Closing shall exceed 250% of the per annum rate of premium paid by the Company as of the date of this Agreement for such insurance, then Parent shall, or shall cause the Surviving Corporation to, provide as much coverage as shall then be available at an annual premium equal to 250% of such rate.
          (e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.7.
          (f) This Section 5.7 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs, legal representatives, successors, assigns and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns.
     5.8 Further Assurances; Reasonable Efforts.
          (a) Except as otherwise provided in this Agreement, prior to the Effective Time, the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all such actions as may be necessary or appropriate in order to consummate, as expeditiously as practicable, the Offer and the Merger on the terms and subject to the conditions set forth in this Agreement, including but not limited to eliminating the effect of any “fair price,” “moratorium,” “control share acquisition,” “interest shareholder” or similar anti-takeover statute or regulation (including, without limitation, Article 16 of the NYBCL) (each, a “Takeover Statute”) applicable to the Company, Parent, Purchaser, this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby, or, if such effect cannot be eliminated, complying with, and using commercially reasonable efforts to assist the other parties hereto in complying with, such Takeover Statutes.
          (b) Without limiting the generality of the foregoing, Parent agrees to file as soon as practicable the registration statement required by Section 1603 of the NYBCL and to otherwise comply with the provisions of Article 16 of the NYBCL.
     5.9 Company SEC Documents. From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, the Company shall file on a timely basis (including all permissible extensions under Rule 12b-25) all Company SEC Documents required to be filed by it with the SEC under the Exchange Act, the Securities Act and the published rules and regulations of the SEC thereunder. All such Company SEC Documents shall comply in all material respects as to form with the requirements of the Exchange Act, the Securities Act and the published rules and regulations of the SEC thereunder.
     5.10 No Solicitation.
          (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Article 7, the Company and its Subsidiaries shall not, and each of them shall use its reasonable best efforts to cause the Company Representatives not to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action intended to facilitate or with the reasonably foreseeable effect of facilitating, any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than Parent, Purchaser or the Parent Representatives) regarding an Acquisition Proposal, (iii) furnish to any party (other than Parent, Purchaser or the Parent Representatives) any information intended to facilitate, or with the reasonably foreseeable effect of facilitating, an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal; provided, however, that nothing contained in this Section 5.10(a) shall prohibit the Company Board or the Special Committee from furnishing information to, or engaging in discussions or negotiations with, any party that makes an Acquisition Proposal if (A) Purchaser has not yet accepted for payment and paid for Shares in the Offer, (B) the Company Board determines in good faith after consultation with its outside legal counsel, that failing to take such action would create a reasonable likelihood of a breach of its fiduciary duties to the Company’s shareholders under applicable Law, (C) the Acquisition Proposal constitutes a Superior Proposal, (D) prior to furnishing such information to, or engaging in discussions or negotiations with, such party, the Company receives from such party an executed confidentiality agreement with terms no less favorable to the Company, in all material respects, than those contained in the Confidentiality Agreement, and (E) the Company notifies Parent not less than three (3) Business Days prior to taking such action (which notice shall identify the party making the proposal, and describe the material terms thereof). The Company agrees that it shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.
          (b) The Company Board shall not withdraw (or modify in a manner adverse to Parent or Purchaser) or propose publicly to withdraw (or modify in a manner adverse to Parent or Purchaser) the Company Board Recommendation, or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal (other than an Acquisition Proposal made by Parent) (such action is referred to herein as an “Adverse Recommendation Change”), unless (A) the Company Board determines in good faith after consultation with its outside legal counsel that the failure to make such an Adverse Recommendation Change would create a reasonable likelihood of a breach of its fiduciary duties to the Company’s shareholders under applicable Law, (B) the Company shall have complied in all respects with this Section 5.10 (other than immaterial failures to comply that do not prejudice Purchaser or Parent in any respect), (C) the Company shall have given Parent at least three (3) Business Days prior written notice of its intent to make an Adverse Recommendation Change and, in the event such Adverse Recommendation Change is the result of having received an Acquisition Proposal, attaching a description (if applicable) of all material terms and conditions of such Acquisition Proposal (it being agreed that any amendment to the amount or form of consideration of the Acquisition Proposal shall require a new notice and a new three (3) Business Day period), (D) during such three (3) Business Day period, the Company engages in good faith negotiations with Parent with respect to such changes to the terms of the Offer, the Merger and this Agreement as may be proposed by Parent, and (E) if applicable, the Company does not receive from Parent a definitive and binding offer to enter into a definitive agreement which the Company Board determines, in good faith in consultation with its financial advisors, is at least as favorable to the shareholders of the Company as the Acquisition Proposal. Notwithstanding the foregoing, a communication by the Company Board to the shareholders of the Company pursuant to Rule 14e-2(a) or Rule

14d-9 of the Exchange Act shall not, in and of itself, be deemed to constitute an Adverse Recommendation Change, but any statement by the Company pursuant to Rule 14e-2(a) other than a recommendation to Company shareholders to accept the Offer (or any failure to make within the prescribed time period a recommendation to Company shareholders) shall be considered an Adverse Recommendation Change.
          (c) If at any time prior to the acceptance for payment and payment of Shares by Purchaser in the Offer, the Company Board determines in good faith after consultation with its outside legal counsel, that the failure to accept an unsolicited Superior Proposal that did not result from a breach of this Section 5.10 would create a reasonable likelihood of a breach of its fiduciary duties to the Company’s shareholders under applicable Law, the Company Board may terminate this Agreement pursuant to Section 7.3 hereof; provided, however, that the Company shall not terminate this Agreement, and any such termination shall be void and of no force and effect, unless (i) the Company pays to Parent the Termination Payment required by Section 7.5(a) and enters into a definitive agreement concerning the Superior Proposal, (ii) the Company shall have complied in all respects with this Section 5.10 (other than immaterial failures to comply that do not prejudice Purchaser or Parent in any respect), (iii) the Company shall have given Parent at least three (3) Business Days prior written notice of its intent to terminate the Agreement, attaching a description of all material terms and conditions of the Superior Proposal to such notice (it being agreed that any amendments to the amount or form of consideration of the Superior Proposal shall require a new notice and a new three (3) Business Day period), (iv) during such three (3) Business Day period, the Company engages in good faith negotiations with Parent with respect to such changes to the terms of the Offer, the Merger and this Agreement as may be proposed by Parent, and (v) Parent does not make prior to such termination a definitive and binding offer to enter into a definitive agreement which the Company Board determines, in good faith in consultation with its financial advisors is at least as favorable to the shareholders of the Company as the Superior Proposal; provided, however, that if the Superior Proposal consists entirely of cash consideration, an offer by Parent involving per share cash consideration payable to holders of Common Shares equal to or in excess of the per share cash consideration described in the Superior Proposal shall be deemed “at least as favorable to the shareholders” of the Company as the Superior Proposal; provided that the conditions to Parent’s obligation to close the Merger are, in the opinion of the Company’s Board determined in good faith after consultation with the Company’s legal counsel, no more onerous to the Company and its shareholders than those contained in the Superior Proposal.
          (d) “Acquisition Proposal” shall mean any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition of ten percent (10%) or more of the total assets of the Company and its Subsidiaries, in a single transaction or series of related transactions, (ii) any direct or indirect acquisition of ten percent (10%) or more of any class of equity securities of the Company or any of its Subsidiaries, in a single transaction or series of related transactions, (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any party beneficially owning ten percent (10%) or more of any class of equity securities of the Company or any of its Subsidiaries, (iv) any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving the Company or any of its Subsidiaries, or (v) any public announcement of an agreement, proposal or plan to do any of the foregoing, other than the Offer and the Merger.

          (e) “Superior Proposal” shall mean any bona fide Acquisition Proposal by a third party that the Company Board determines in its good faith judgment, after consultation with an independent financial advisor, to be more favorable to and in the best interests of the shareholders of the Company, taking into account (i) all the terms and conditions of such Acquisition Proposal and this Agreement (including any proposal or offer by Parent to amend the terms of this Agreement during the three (3) Business Day period referred to in Section 5.10(b)), and (ii) all financial, regulatory, legal and other aspects of such proposal, and that the Company Board has concluded in good faith is reasonably capable of being consummated in a timely manner; provided, however, that if the Acquisition Proposal consists entirely of cash consideration, and the conditions to Parent’s obligation to close the Merger are, in the opinion of the Company’s Board determined in good faith after consultation with the Company’s legal counsel, no more onerous to the Company and its shareholders than those contained in such Acquisition Proposal, such Acquisition Proposal shall not be considered a “Superior Proposal” unless the per share cash consideration payable to holders of Common Shares represented by the Acquisition Proposal exceeds the Common Share Offer Consideration (or such greater amount as Parent and Purchaser may have offered in response to the Acquisition Proposal); provided, further, that for purposes of this definition, the references in the definition of “Acquisition Proposal” to “ten percent (10%)” shall be deemed to be a reference to “at least fifty percent (50%).”
          (f) Any breach by a Company Subsidiary or a Company Representative of this Section 5.10 shall be deemed a breach by the Company.
     5.11 Deregistration. Each of the parties hereto agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to terminate the registration of the Shares under the Exchange Act promptly following the Effective Time.
     5.12 Option to Acquire Additional Shares.
          (a) In the event that the number of Preferred Shares tendered and accepted pursuant to the Offer exceed ninety percent (90%) of all Preferred Shares issued and outstanding on the date the Offer is consummated, the Company hereby grants to Parent an irrevocable option (the “Top-Up Option”) to purchase up to a number of Common Shares (the “Top-Up Option Shares”) equal to the lowest number of Common Shares that when added to the number of Common Shares directly or indirectly owned by Parent at the time of such exercise shall constitute one share more than ninety percent (90%) of the number of Common Shares on a Fully Diluted Basis at a cash purchase price per Common Share (the “Top-Up Option Purchase Price”) equal to the Common Share Offer Consideration or such higher price per share, if applicable, paid upon acceptance for payment of all Common Shares validly tendered and not withdrawn pursuant to the Offer on the expiration date of the Offer; provided, however, that in no event shall the number of Top-Up Option Shares exceed (i) a number that would require the Company to obtain approval of its shareholders under applicable Law in connection with such issuance, or (ii) the Company’s then authorized and unissued Common Shares. Parent may exercise the Top-Up Option in whole or in part at any time after the acceptance to payment and payment for Shares by Purchaser in the Offer. Parent shall exercise the Top-Up Option by sending the Company a written notice (an “Exercise Notice,” and the date on which such Notice is given, the “Notice Date”) specifying the denominations of the certificate or certificates evidencing the Top-Up Option Shares which Parent wishes to receive and the place for the closing of the purchase and sale pursuant to the Top-Up Option (the “Top-Up Option Closing”) and a date not earlier than one (1) Business Day nor later than five (5) Business Days after the Notice Date for the Top-Up Option Closing; provided, however, that (i) if the Top-Up Option Closing cannot be consummated by reason of any applicable Laws, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated, and (ii) without limiting the foregoing, if prior notification to or approval of any Governmental Authority is required in connection with such purchase, Parent and the Company shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. The Company shall, promptly after receipt of the Exercise Notice, deliver a written notice to Parent confirming the number of Top-Up Option Shares and the Top-Up Option Purchase Price therefor.
          (b) At the Top-Up Option Closing (i) the Company shall deliver to Parent (against payment as herein provided) a certificate or certificates evidencing the applicable number of Top-Up Option Shares (in the denominations designated by Parent in the Exercise Notice) and (ii) Parent shall purchase each Top-Up Option Share from the Company at the Top-Up Option Purchase Price specified in Section 5.12(a) above. Payment by Parent of the Top-Up Option Purchase Price for the Top-Up Option Shares may be made, at the option of Parent, by delivery of (i) immediately available funds by wire transfer to an account designated by Company and/or (ii)(A) an amount equal to the number of Top-Up Option Shares to be issued multiplied by the par value of such Top-Up Option Shares, payable by certified or cashier’s check, plus (B) a promissory note, in form and substance reasonably satisfactory to the Company and in a principal face amount equal to the aggregate amount of the Top-Up Option Purchase Price less the cash payment described in the foregoing clause (A), which promissory note shall be payable in full with accrued interest immediately at the Effective Time. Failure or refusal of the Company to confirm the number of Top-Up Option Shares or the Top-Up Option Purchase Price as required by Section 5.12(a) above or to designate a bank account for receipt of wire transfer shall not preclude Parent from exercising the Top-Up Option by delivering a bank check or promissory note in the amount of the Top-Up Option Purchase Price to the Company at the address set forth in Section 8.6 no later than the date of the Top-Up Option Closing. Upon the delivery by Parent to the Company of the Top-Up Option Purchase Price for the Top-Up Option Shares, to the extent permitted by applicable Laws, Parent shall be deemed the holder of record of the Top-Up Option Shares, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing the Top-Up Option Shares shall not then be actually delivered to Parent. The Company shall pay all expenses, and any and all federal, state and local taxes and other charges, that may be payable in connection with the preparation, issuance, and delivery of stock certificates under this Section 5.12.
          (c) The Top-Up Option shall terminate on the “Option Termination Date,” which shall occur upon the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Article 7. Notwithstanding the occurrence of the Option Termination Date, Parent shall be entitled to purchase, and, as described in Section 5.12(b), upon tender of payment of the Top-Up Option Purchase Price shall be deemed to have purchased, the Top-Up Option Shares if it has provided the Exercise Notice to the Company in accordance with the terms hereof prior to such termination, and the occurrence of the Option Termination Date shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such date.
     5.13 Directors.
          (a) Promptly upon the payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, Parent, may, but shall not be required to, designate up to such number of directors, rounded up to the nearest whole number, on the Company Board as shall give Parent representation on the Company Board equal to the product of the number of directors on the Company Board (after giving effect to such new Parent designated directors) and the percentage that the number of Shares so purchased (on an as-converted basis) bears to the number of Shares outstanding, and the Company shall, upon request of Parent, promptly increase the size of the Company Board and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Parent with such level of representation and shall cause Parent’s designees to be so elected. The Company shall also use its reasonable best efforts to cause persons designated by Parent to constitute the same percentage as is on the entire Company Board to be on (i) each committee of the Company Board, (ii) the board of directors of each Subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable Laws. Notwithstanding the provisions of this Section 5.13, the Parent and the Company shall use reasonable efforts to ensure that, at all times prior to the Effective Time, at least two (2) of the members of the Company Board are Continuing Directors; provided, however, that (i) if at any time prior to the Effective Time there shall be less than two (2) Continuing Directors serving as directors of the Company for any reason, then the Company Board shall cause an individual or individuals selected by the remaining Continuing Director(s) to be appointed to serve on the Company Board (and any such individual shall be deemed to be a Continuing Director for all purposes under this Agreement), and (ii) if at any time prior to the Effective Time no Continuing Directors remain on the Company Board, then the Company Board shall appoint two (2) individuals who are not officers, employees or Affiliates of the Company, Parent or Purchaser to serve on the Company Board (and such individuals shall be deemed to be Continuing Directors for all purposes under this Agreement).
          (b) The Company’s obligations to effect election of Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, if applicable. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 5.13, including mailing to its shareholders the information required by such Section and Rule which, unless Parent otherwise elects, shall be so mailed together with the Schedule 14D-9. The Company shall include in the Schedule 14D-9 such information with respect to Company and its officers and directors as is required under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this Section 5.13. Parent shall promptly supply any information with respect to itself and its designees, officers, directors and Affiliates required by such Section and Rule to Company, which information shall be true and correct in all material respects.

          (c) During the period following the election or appointment of Parent’s designees pursuant to this Section 5.13 until the Effective Time, the unanimous approval of the Continuing Directors then in office shall be required (and such approval shall constitute the approval of the Company Board, even if the Continuing Directors do not constitute a majority of all directors then in office, and no other action on the part of the Company, including action by any other director of the Company shall be required) to authorize (i) any amendment or termination of this Agreement or abandonment by the Company or the Company Board of the Merger, (ii) any amendment to the Company Articles or the Company Bylaws, other than as contemplated by this Agreement, (iii) any extension by the Company or the Company Board of the time for the performance of any of the obligations or other acts of Parent or Purchaser, including any extension of the Closing Date pursuant to Section 2.1 or any extension of the Effective Time of the Merger to any time subsequent to the time of filing of the Certificate of Merger pursuant to Section 2.1, (iv) any waiver of any of the Company’s rights hereunder, or (v) any Adverse Recommendation Change. For purposes of this Agreement, “Continuing Directors” shall mean the directors of the Company not affiliated with Parent who were not designated by Parent and (A) were “independent” as defined in the rules of the American Stock Exchange, or (B) were elected subsequent to the date hereof by, or on the recommendation of, (x) directors who were directors on the date hereof, or (y) the Continuing Directors. If no such directors are then in office, no action described in clauses (i) — (v) of this Section 5.13(c) shall be taken.
     5.14 Employee Benefits.
          (a) Parent agrees that following the Effective Time it shall cause the Surviving Corporation to comply with the applicable terms and provisions of the employment, retirement, termination, severance and similar agreements with officers or other employees of the Company and its Subsidiaries that are in effect as of the date of this Agreement. The Company shall not enter into any such agreement after the date of this Agreement without Parent’s prior written consent.
          (b) Parent agrees that from the date of purchase of Shares pursuant to the Offer and for at least the first twelve (12) months following the Effective Time, it shall, or shall cause the Company or Surviving Corporation, as applicable, and its Subsidiaries to, continue to maintain the Company Plans as in effect as of the date of this Agreement, and/or, following the Effective Time, maintain other plans that, in the aggregate, provide benefits to the Company’s employees that are not less favorable in the aggregate to the Company’s employees than the benefits currently in effect with respect to such employees, it being understood that the foregoing shall not require Parent or the Surviving Corporation to maintain any particular employee benefit plan, and that the Stock Option Plans shall be terminated immediately prior to the Effective Time.
          (c) Nothing in this Section 5.14 shall be construed to prevent termination of any individual employee, and except as expressly set forth in this Section 5.14, no provision of this Agreement shall prevent the Surviving Corporation from changing benefits available for any individual employee, or amending or terminating any particular plan.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER
     6.1 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:
          (a) To the extent shareholder approval is required by law for consummation of the Merger, the Company shall have obtained the Requisite Company Vote at the Shareholder Meeting in accordance with the NYBCL and the Company Articles and Company Bylaws;
          (b) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent (collectively, “Order”), that is then in effect and has the effect of preventing or prohibiting consummation of the Merger; provided, however, that each of the parties hereto shall use their commercially reasonable efforts to have any such Order vacated;
          (c) All material consents, approvals, permits of, authorizations from, notifications to and filings with any Governmental Authorities required to be made or obtained prior to the consummation of the Merger shall have been made or obtained; and
          (d) Purchaser shall have accepted for purchase and purchased all of the Shares properly tendered and not withdrawn pursuant to the terms and conditions of the Offer.
ARTICLE 7
TERMINATION
     7.1 Termination by Mutual Consent. This Agreement may be terminated, and in connection therewith the Offer may be terminated at any time prior to the acceptance and payment for Shares tendered in the Offer by Purchaser, and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, by the mutual written consent of the Company, acting under the direction of the Company Board, and Parent and Purchaser, acting under the direction of their respective boards of directors.
     7.2 Termination by Purchaser, Parent or the Company. This Agreement may be terminated, and in connection therewith the Offer may be terminated at any time prior to the acceptance and payment for Shares tendered in the Offer by Purchaser, and the Merger may be abandoned at any time prior to the Effective Time, by either Purchaser and Parent, on the one hand, by action of their respective boards of directors, or the Company, on the other hand, by action of the Company Board, if:
          (a) any Governmental Authority shall have issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the consummation of the Merger and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party that has failed to perform in all material respects its obligations under Section 5.8 or that has not used its commercially reasonable efforts to have any such Order vacated;
          (b) the Offer shall not have been consummated on or before October 31, 2007 (the “Offer Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.2(b) shall not be available to any party whose failure to perform in any material respect any covenant or obligation under this Agreement has been the primary cause of or resulted in the failure of the Offer to have been consummated on or before the Offer Outside Date;
          (c) there shall be any Law that makes consummation of the Offer or the Merger illegal or otherwise prohibited; or
          (d) the Requisite Company Vote shall not have been obtained by reason of the failure to obtain the required vote at the Shareholder Meeting or at any adjournment or postponement thereof or by written consent; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(d) shall not be available to any party that has failed to perform in all material respects its obligations under Section 5.2.
     7.3 Termination by the Company. This Agreement may be terminated by the Company, acting under the direction of the Company Board, and in connection therewith the Offer may be terminated and the Merger may be abandoned, at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer:
          (a) pursuant to and in accordance with Section 5.10; or
          (b) if there has been a breach by Parent or Purchaser of any representation, warranty, covenant or agreement of Parent or Purchaser set forth in this Agreement, which breach is reasonably likely to result in a Parent Material Adverse Effect, except where such breach (if curable) shall have been cured prior to the earlier of (a) fifteen (15) calendar days following notice from the Company, or (b) prior to the expiration date of the Offer.
     7.4 Termination by Purchaser or Parent. This Agreement may be terminated by Parent or Purchaser, acting under the direction of their respective boards of directors, and in connection therewith the Offer may be terminated and the Merger may be abandoned at any time prior to the acceptance of and payment for Shares by Purchaser in connection with the Offer:
          (a) as a result of the failure of any of the conditions set forth in Annex A to this Agreement, other than those set forth in paragraphs (D) and (E) of Annex A;
          (b) if a Company Material Adverse Effect has occurred;
          (c) as a result of (i) the failure of the condition set forth in paragraph (D) of this Agreement (after compliance with the notice and cure requirements described therein) or (ii)

the failure of the condition set forth in paragraph (E) of this Agreement (after compliance with the notice and cure requirements described therein); or
          (d) (i) an Adverse Recommendation Change has occurred, (ii) the Company has breached any of its obligations under Section 5.10 (other than immaterial failures to comply that do not prejudice Purchaser or Parent in any respect), (iii) the Company Board fails to reaffirm its recommendation of this Agreement or the Offer or the Merger within ten (10) Business Days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal that has not been withdrawn.
     7.5 Payment of Fees and Expenses
          (a) In the event this Agreement is terminated:
               (i) by the Company pursuant to Section 7.3(a);
               (ii) by Parent or Purchaser pursuant to Section 7.4(d);
          then in any such event, the Company shall pay to Parent a termination fee equal to One Million Three Hundred Seventy-Five Thousand Dollars ($1,375,000) in cash payable concurrently with such termination (in the event of termination by the Company) or within two (2) Business Days of such termination (in the event of termination by Parent or Purchaser). Such termination payment shall be payable to Parent by wire transfer of immediately available funds to an account designated by Parent.
          (b) In the event this Agreement is terminated:
               (i) by Parent or Purchaser pursuant to Section 7.2(b) (but only if the Minimum Condition has not been met by such date), 7.2(d), Section 7.4(c)(i) (but only where the right to terminate under such section arose from a failure of the condition set forth in paragraph (D)(ii) of Annex A) or Section 7.4(c)(ii), and in any such case an Acquisition Proposal has been made or publicly disclosed (or, with respect to termination under Section 7.2(b) and 7.2(d) only, publicly disclosed) prior to the earlier of the termination of the Offer and the Outside Date, in the case of Section 7.2(b), the Requisite Company Vote, in the case of Section 7.2(d), or the earlier of the date of such termination and the acceptance of and payment for the Shares by the Purchaser in connection with the Offer, in the case of Section 7.4(c), and such Acquisition Proposal has not been withdrawn, the Company shall pay to Parent, within two (2) Business Days of such termination, a termination fee in an amount equal to Five Hundred Thousand Dollars ($500,000); and furthermore, if within nine (9) months of the date of such termination, the Company enters into a letter of intent, written agreement in principle, acquisition agreement or similar agreement with respect to, or publicly discloses, a Subsequent Transaction with a person who had made or publicly disclosed an Acquisition Proposal during the term of this Agreement, the Company shall, upon the first to occur of (A) entering into such letter of intent, written agreement in principle, acquisition agreement or other similar agreement, or such public disclosure, or (B) upon the consummation of such Subsequent Transaction, pay to Parent an additional termination fee in an amount equal to Eight Hundred Seventy-Fifty Thousand Dollars ($875,000). For purposes of this Section 7.5(b), a “Subsequent Transaction” shall be deemed to have occurred on the date the Company enters into a letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to, or publicly discloses a transaction the proposal of which would constitute an Acquisition Proposal (substituting 51% for the 10% thresholds set forth in the definition of “Acquisition Proposal”). Such termination payment(s) shall be payable to Parent by wire transfer of immediately available funds to an account designated by Parent.
               (ii) by Parent or Purchaser pursuant to Section 7.4(c) (inclusive), and Section 7.5(b)(i) above is not applicable, then the Company shall pay to Parent, within two (2) Business Days of such termination, a termination fee in an amount equal to Five Hundred Thousand Dollars ($500,000); provided, however, that no termination fee will be payable in the event of termination pursuant to Section 7.4(c)(i) unless such termination occurs on or before the close of business on October 1, 2007. Such termination payment shall be payable to Parent by wire transfer of immediately available funds to an account designated by Parent.
               (iii) The payments set forth in Sections 7.5(b)(i)-(ii), above, are mutually exclusive and in no event shall Parent or Purchaser be entitled to any fees under such subsection if it has already received fees or is entitled to fees under the other subsection.
          (c) In the event this Agreement is terminated by the Company pursuant to Section 7.3(b) (but only where the right to terminate under such section arose from either a breach of a representation or warranty on the date of this Agreement or a breach of a covenant or agreement), then the Parent shall pay to the Company, within two (2) Business Days of such termination, a termination fee in an amount equal to Five Hundred Thousand Dollars ($500,000). Such termination payment shall be payable to the Company by wire transfer of immediately available funds to an account designated by the Company.
          (d) Except for the right to receive the termination fee payments pursuant to Section 7.5(a) and Section 7.5(b) above, if applicable, each of the parties hereto shall bear its own expenses incurred by or on behalf of such party in preparing for, entering into and carrying out this Agreement and the consummation of the Offer and the Merger.
          (e) Company and Parent acknowledge that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Company or Parent, as applicable, would not enter into this Agreement. If either party fails to promptly pay the termination fees contemplated by Section 7.5(a), 7.5(b), or Section 7.5(c), as applicable, and in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for such termination fees, the non-paying party shall additionally pay to the other party such other party’s costs and expenses (including attorneys’ fees) incurred in connection with such suit, as well as an interest on the termination fees, at the prime rate of Wells Fargo N.A. in effect on the date such payment was required to be made.
     7.6 Effect of Termination. If this Agreement is terminated pursuant to this Article 7, this Agreement shall become void and of no effect with no liability on the part of any party or its shareholders, directors, officers, employees or representatives, except as otherwise prescribed in Section 8.2.

ARTICLE 8
MISCELLANEOUS
     8.1 Third-Party Beneficiaries. Except for the provisions of Section 5.7, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies.
     8.2 No Survival. The representations, warranties and agreements made in this Agreement shall not survive beyond the Effective Time or the termination of this Agreement in accordance with Article 7 hereof. Notwithstanding the foregoing, this Section 8.2 shall not limit any covenant or agreement which by its terms contemplates performance after the Effective Time or the termination of this Agreement as the case may be. For the avoidance of doubt, the agreements set forth in Article 2, Section 5.7 and Article 8 shall survive the Effective Time and those set forth in the last sentence of Section 5.4, Section 7.5 and this Section 8.2 shall survive termination of this Agreement.
     8.3 Modification or Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of this Agreement by the shareholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that either changes the amount or type of consideration into which the Shares shall be converted pursuant to this Agreement or otherwise by Law requires the further approval by such shareholders without such further approval. Without limiting the foregoing, this Agreement may not be amended or modified except by an instrument in writing signed by the parties.
     8.4 Entire Agreement; Assignment. This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
     8.5 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.
     8.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or telecopier to the respective parties as follows:

If to Parent or Purchaser:
infoUSA Inc.
5711 South 86th Circle
P.O. Box 27347
Omaha, NE 68127-0341
Attention: Vinod Gupta, Chairman and Chief Executive Officer
Facsimile No.: 402-339-0265
with a copy to:
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
Attention: John R. Houston, Esq.
Facsimile No.: (612) 339-4181
If to the Company:
Guideline, Inc.
625 Avenue of the Americas
New York, NY 10011
Attention: David Walke, Chairman and Chief Executive Officer
Facsimile No.: (212) 255-7632
with copies to:
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, NY 10019
Attention: Mitchell D. Hollander, Esq.
Facsimile No.: (212) 245-3009
or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.
     8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     8.8 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
     8.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which when executed and delivered shall constitute one and the same agreement, and any of which may be delivered by facsimile.
     8.10 Certain Definitions. As used in this Agreement:
          (a) the term “Affiliate,” as applied to any party, shall mean any other person or party directly or indirectly controlling, controlled by, or under common control with, that party. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any party, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that party, whether through the ownership of voting securities, by contract or otherwise;
          (b) the term “Knowledge,” of a party means (i) with respect to the Company, the actual Knowledge of the Company’s executive officers, or the Knowledge such individuals would have as a result of a reasonably diligent inquiry into the matter in question, and (ii) with respect to Parent and Purchaser, the actual Knowledge of Parent’s and Purchaser’s executive officers; and
          (c) the term “Subsidiary” or “Subsidiaries” means, with respect to party, any corporation, limited liability company, partnership or other legal entity of which such party (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the voting power of the equity securities of such corporation, limited liability company, partnership or other legal entity generally entitled to vote for the election of the board of directors (or comparable governing body) of such corporation, limited liability company, partnership or other legal entity.
          (d) The phrase “Fully Diluted Basis” means (i) when used with respect to the achievement of the Minimum Condition, as of the date of determination (A) the number of Common Shares outstanding, assuming the conversion of all outstanding Preferred Shares, together with (B) Common Shares which the Company may be required to issue pursuant to outstanding Options and Warrants that are exercisable and the exercise price of which is less than the Common Share Offer Consideration on such date, and (ii) when used with respect to the achievement of the ninety percent (90%) threshold required to effect a short form merger under the NYBCL, as of the date of determination (A) the number of Common Shares outstanding, without taking into account the conversion of any Preferred Shares, together with (B) Common Shares which the Company may be required to issue pursuant to outstanding Options and Warrants that are exercisable and the exercise price of which is less than the Common Share Offer Consideration on such date.
     8.11 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to Section 8.3, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
     8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, unless the effects of such invalidity, illegality or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Offer and the Merger are fulfilled to the extent possible.
     8.13 Submission to Jurisdiction; Waiver of Jury Trial. Each of the parties hereto submits to the exclusive jurisdiction of the courts of the State of New York and the United States of America located in the State of New York in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each of the parties hereto also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any party hereto may make service on any other Party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.6 above. Nothing in this Section 8.13, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party hereto agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
* * * * *

     IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized as of the date first above written.

PARENT:

infoUSA Inc.

By:	/s/ FRED VAKILI

Its:	Chief Administrative Officer

PURCHASER:

Knickerbocker Acquisition Corp.

By:	/s/ FRED VAKILI

Its:	Chief Administrative Officer

COMPANY:

Guideline, Inc.

By:	/s/ PETER STONE

Its:	Chief Financial Officer and Secretary

ANNEX A
The capitalized terms used in this Annex A shall have the respective meanings given to such terms in the Agreement and Plan of Merger, dated as of June 28, 2007, among Parent, Purchaser and the Company (the “Agreement”) to which this Annex A is attached.
CONDITIONS TO THE OFFER
Notwithstanding any other provision of the Offer, but subject to the terms and conditions of the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer (if no Shares have theretofore been purchased or paid for) (i) if, by the expiration of the Offer (as it may be extended in accordance with Section 1.1 of this Agreement) there shall not have been validly tendered and not withdrawn a number of Shares which, together with any other Shares owned directly or indirectly by Parent, would constitute at least sixty-six and two-thirds percent (66-2/3%) of the Shares outstanding on a Fully Diluted Basis on the date of purchase (the “Minimum Condition”), or (ii) at any time on or after the date of the Agreement and before acceptance for payment of Shares any of the following events shall occur:
     (A) There shall be pending any suit, action or proceeding that has a reasonable likelihood of success brought by any Governmental Authority, or any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order that is then in effect, or shall have taken action that has a reasonable likelihood of resulting in an Order, and such suit, action or proceeding has, or such Order has (or if enacted, issued, promulgated, enforced or entered would reasonably be expected to have), the effect of (i) preventing or prohibiting consummation of the Offer or Merger, (ii) prohibiting or imposing any material limitation on the ownership or operation by Parent, Purchaser, the Surviving Corporation or any of their respective subsidiaries of, or to compel Parent, Purchaser, the Surviving Corporation or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Parent, the Company or any of their respective subsidiaries, as a result of the Offer, (iii) imposing any limitations on the ability of Parent, Purchaser or any other Affiliate of Parent to acquire or hold, or exercise effectively, full rights of ownership of, any Shares acquired in the Offer or the Merger, including the right to vote any Shares on matters properly presented to the shareholders of the Company, including without limitation the approval and adoption of the Agreement and the transactions contemplated thereby, including the Merger, or (iv) otherwise imposing material limitations on the ability of Parent or Purchaser to effectively acquire and hold the business or operations of the Company or its Subsidiaries;
     (B) The U.S. Federal Reserve Board or any other federal Governmental Authority shall have declared a general banking moratorium or general suspension of payments in respect

A-1

of banks or any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States;
     (C) There shall have occurred and continued to exist any general suspension of, or limitation on, trading in securities on any national securities exchange or in the over-the-counter markets in the United States (other than any suspension or limitation on trading in any particular security as a result of a computerized trading limit or any intraday suspension due to “circuit breakers”);
     (D) Any representations and warranties of the Company set forth in the Agreement, which for purposes of this clause D, shall be read as though none of them contained any Company Material Adverse Effect or materiality qualifications, shall not be true and correct (i) as of the date of the Agreement and (ii) as of the expiration date of the Offer (or any extension thereof) as though then made on and as of that date, except for those representations and warranties that address matters only as of a particular date (in which case such representations shall be true and correct as of such date), except where the failure to be so true and correct, when taken together with all other such failures, in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect, and except where such failure (if curable) shall have been cured prior to the earlier of (y) three (3) Business Days following notice from the Parent of such failure and (z) two (2) Business Days prior to the final expiration date of the Offer;
     (E) The Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any covenant of the Company to be performed or complied with under the Agreement except where such failure (if curable) shall have been cured prior to the earlier of (i) three (3) Business Days following notice from the Parent of such failure and (ii) two (2) Business Days prior to the final expiration date of the Offer;
     (F) The Company Board shall have made an Adverse Recommendation Change;
     (G) Any Company Material Adverse Effect has occurred; or
     (H) The Agreement shall have been terminated in accordance with its terms.
     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (other than any action or inaction by Parent or Purchaser) giving rise to any such condition, or may be waived by Parent or Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.
     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Agent to the tendering shareholders.

A-2

Glossary of Defined Terms

DEFINED TERM	LOCATION OF DEFINITION
Acquisition Proposal	Section 5.10
Action	Section 3.12
Affiliate	Section 8.10
Adverse Recommendation Change	Section 5.10
Agent	Section 2.9
Agreement	Recitals
Business Day	Section 1.1
Certificate of Merger	Section 2.1
Certificates	Section 2.9
Claim	Section 5.7
Closing	Section 2.1
Closing Date	Section 2.1
Code	Section 2.10
Common Shares	Section 1.1
Common Share Merger Consideration	Section 2.6
Common Share Offer Consideration	Section 1.1
Company	Recitals
Company Articles	Section 3.1
Company Balance Sheet Date	Section 3.6
Company Board	Section 1.3
Company Board Approval	Section 3.22
Company Board Recommendation	Section 1.3
Company Bylaws	Section 3.1
Company Credit Agreement	Section 5.1
Company Disclosure Schedule	Article 3
Company Expense Reimbursement Payment	Section 7.5
Company IT Systems	Section 3.27
Company Intellectual Property	Section 3.10
Company Material Adverse Effect	Section 3.1
Company Permits	Section 3.19
Company Plan	Section 3.14
Company Registered Intellectual Property	Section 3.10
Company Representatives	Section 5.4
Company SEC Documents	Section 3.7
Company Termination Payment	Section 7.5
Confidentiality Agreement	Section 5.4
Continuing Directors	Section 5.13
Contract	Section 3.15
Control	Section 8.10
Controlled Group Liability	Section 3.14
D&O Insurance	Section 5.7

DEFINED TERM	LOCATION OF DEFINITION
Dissenting Shares	Section 2.6
Dissenting Shareholder	Section 2.6
Effective Time	Section 2.1
Environmental Laws	Section 3.20
Environmental Permit	Section 3.20
ERISA	Section 3.14
ERISA Affiliate	Section 3.14
Exchange Act	Section 1.1
Exercise Notice	Section 5.12
Fully Diluted Basis	Section 8.10
Governmental Authority	Section 3.5
Hazardous Materials	Section 3.20
Indemnified Parties	Section 5.7
Intellectual Property	Section 3.10
Knowledge	Section 8.10
Laws	Section 3.9
Losses	Section 5.7
Material Contract	Section 3.15
Merger	Section 2.1
Merger Consideration	Section 2.6
Minimum Condition	Annex A
Multiemployer Plan	Section 3.14
Multiple Employer Plan	Section 3.14
Notice Date	Section 5.12
NYBCL	Recitals
Offer	Section 1.1
Offer Consideration	Section 1.1
Offer Documents	Section 1.2
Offer Outside Date	Section 7.2
Option	Section 2.7
Option Consideration	Section 2.7
Option Termination Date	Section 5.12
Order	Section 6.1
Parent	Recitals
Parent Expense Reimbursement Payment	Section 7.5
Parent Material Adverse Effect	Section 4.1
Parent Representatives	Section 5.4
Payment Fund	Section 2.9
Preferred Shares	Section 1.1
Preferred Share Merger Consideration	Section 2.6
Preferred Share Offer Consideration	Section 1.1
Previously Disclosed	Article 3 Preamble
Proxy Statement	Section 5.2
Purchaser	Recitals

DEFINED TERM	LOCATION OF DEFINITION
Purchaser Common Stock	Section 2.6
Purchaser Disclosure Schedule	Article 4
Qualified Plan	Section 3.14
Registered Intellectual Property	Section 3.10
Requisite Company Vote	Section 3.3
Sarbanes-Oxley Act	Section 3.7
Schedule 14D-9	Section 1.3
Schedule TO	Section 1.2
SEC	Section 1.1
Securities Act	Section 3.7
Shares	Section 1.1
Special Committee	Section 3.21
Stock Option Plans	Section 2.7
Shareholder Meeting	Section 5.2
Subsequent Transaction	Section 7.5
Subsidiary	Section 8.10
Superior Proposal	Section 5.10
Surviving Corporation	Section 2.1
Surviving Corporation Common Stock	Section 2.6
Tail Policy	Section 5.7
Takeover Statute	Section 5.8
Tax	Section 3.8
Tax Return	Section 3.8
Taxes	Section 3.8
Termination Payment	Section 7.5
Top-Up Option	Section 5.12
Top-Up Option Closing	Section 5.12
Top-Up Option Purchase Price	Section 5.12
Top-Up Option Shares	Section 5.12
WARN Act	Section 3.16
Warrants	Section 2.8